As filed with the Securities and Exchange Commission on February 9, 2001.

                       REGISTRATION NO.


                 U.S. SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON D.C. 20549
                              FORM SB-2/A-1
         REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                       BIOPULSE INTERNATIONAL, INC.
                     --------------------------------
              (Name of Small Business Issuer in its Charter)

     Nevada                   --------------                87-0634278
--------------------          -----------------            ------------
(State or Other               (Primary Standard         (I.R.S. Employer
 Jurisdiction of               Industrial               Identification No.)
 Incorporation or              Classification
 Organization)                 Code Number)

      10421 South Jordan Gateway, Suite 500, South Jordan, Utah 84095
                               (801) 523-0101
    -------------------------------------------------------------------
 (Address and Telephone Number of Registrant's Principal Place of Business)

 Shirrell Hughes, 3230 E. Flamingo Road, Suite 156, Las Vegas, Nevada 89121
                               (800) 992-4333
 --------------------------------------------------------------------------
         (Name, Address and Telephone Number of Agent for Service)

                                 Copies to:
     Ronald L. Poulton, Esq., Poulton & Yordan, 136 East South Temple,
                                Suite 1700-A
                         Salt Lake City, Utah 84111
                               (801) 355-1341
   ---------------------------------------------------------------------

Approximate Date of Proposed Sale to the Public: As soon as practicable from time to time after this registration statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [X]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                           Calculation of  Registration Fee
------------------------------------------------------------------------------------
Title of                                Proposed       Proposed
each Class                              Maximum        Maximum
of Securities            Amount         Offering       Aggregate      Amount of
to be                    to be          Price          Offering       Registration
Registered               Registered     Per Share      Price          Fee (1)
------------------------------------------------------------------------------------

Common Stock Held        1,908,636      $7.56(1)       $14,429,288     $3,809
By Selling
Securityholders

Common Stock Underlying    965,148      $7.56(1)       $7,296,519      $1,926
Series B Convertible
Preferred Stock(2)

Common Stock Underlying    723,618      $7.56(1)       $5,470,552      $1,444
Outstanding Options
and Warrants(3)

Common Stock Issuable    4,182,330      $7.56          $31,618,415     $8,347
Under Private Equity
Credit Agreement
------------------------------------------------------------------------------------
Total                    7,779,732                     $58,814,774    $15,527
------------------------------------------------------------------------------------

(1) Estimated solely for the purposes of calculating the registration fee based on Rule 457(c). The price represents the average of the high and low price as reported on the OTCBB on February 1, 2001.
(2) Shares of common stock issuable by us from time to time upon the conversion of series B convertible preferred stock previously issued to the Selling Securityholders.
(3) Shares of common stock issuable by us from time to time upon exercise of warrants and stock options previously issued to the Selling Securityholders.

We hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until we shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

                        BioPulse International, Inc.
                           Cross-Reference Sheet
                          Pursuant to Rule 404(a)


Item Number and Heading                   Heading in Prospectus
1.   Front of the Registration
     Statement and Outside
     Front Cover Page of Prospectus. . .  Facing pages; Front Cover Page

2.   Inside Front and Outside Back
     Cover Pages of Prospectus             Inside Front and Outside Back Cover
     . . . . . . . . . . . . . . . . . .  Pages of Prospectus

3.   Summary Information and
     Risk Factors. . . . . . . . . . . .  Prospectus Summary; Risk Factors

4.   Use of Proceeds                      Prospectus Summary; Use of Proceeds;
     . . . . . . . . . . . . . . . . . .  Description of Business;

5.   Determination of Offering Price      Cover Page; Prospectus Summary; Risk
     . . . . . . . . . . . . . . . . . .  Factors; Determination of Offering Price

6.   Dilution. . . . . . . . . . . . . .  Dilution; Comparative Data

7.   Selling Security Holders. . . . . .  Selling Securityholders

8.   Plan of Distribution. . . . . . . .  Front Cover Page; Plan of Distribution

9.   Legal Proceedings . . . . . . . . .  Legal Matters

10.  Directors, Executive Officers,
     Promoters and Control Persons        Directors, Executive Officers, Promoters
     . . . . . . . . . . . . . . . . . .  and Control Persons

11.  Security Ownership of
     Certain Beneficial
     Owners and Management                Security Ownership of Certain Beneficial
     . . . . . . . . . . . . . . . . . .  Owners and Management

12.  Description of the Securities . . .  Description of Securities

13.  Interest of Named Experts
     and Counsel . . . . . . . . . . . .  Interest of Named Experts and Counsel





14.  Disclosure of Commission Position
     on Indemnification for Securities
     Act Liabilities                      Disclosure of Commission Position on
                                          Indemnification for Securities Act
     . . . . . . . . . . . . . . . . . .  Liabilities

15.  Organization Within Last
     Five Years. . . . . . . . . . . . .  Organization Within Last Five Years

16.  Description of Business . . . . . .  Description of Business

17.  Management's Discussion and
     Analysis or Plan of Operation        Management's Discussion
     Of Operation. . . . . . . . . . . .  and Analysis

18.  Description of Property . . . . . .  Description of Property

19.  Certain Relationships and
     Related Transactions. . . . . . . .  Related Party Transactions

20.  Market for Common Equity and
     Related Stockholder Matters          Front Cover Page; Risk Factors;
     . . . . . . . . . . . . . . . . . .  Shares Eligible for Future Sale

21.  Executive Compensation. . . . . . .  Executive Compensation

22.  Financial Statements. . . . . . . .  Financial Statements

23.  Changes In and Disagreements
     with Accountants
     on Accounting and Financial
     Disclosure. . . . . . . . . . . . .  Changes In and Disagreement with
                                          Accountants on Accounting and Financial
                                          Disclosure



                        BioPulse International, Inc.

                7,779,732 Shares of Common Stock for Resale
                       by the Selling Securityholders

     We are registering currently issued and outstanding shares and shares issuable upon conversion or exercise of currently outstanding preferred stock, options and warrants held by the Selling Securityholders, as follows:

     - 1,908,636 shares of issued and outstanding common stock held by third parties. We will not receive any proceeds from the sale of these shares.
     - 965,148 shares of common stock issuable upon the exercise of currently issued and outstanding series B convertible preferred stock. We sold the series B convertible preferred stock for $3,000,000. We will receive no additional proceeds upon the conversion of the preferred shares, nor from the resale of the underlying common shares.
     - 723,618 shares of common stock issuable upon the exercise of currently issued and outstanding options and warrants. Although we will receive the exercise price of any outstanding options and warrants which are exercised up to a maximum of $4,584,522, there can be no assurance that any of the options or warrants will be exercised.
     - 4,182,330 common shares which may be issued to Hunts Drive LLC., pursuant to certain private equity credit agreement, whereby we may obtain additional funding of up to $10,000,000 from Hunts Drive. No common shares will be issued to Hunts Drive under this agreement if we do not seek additional funding.

     All of the funds we receive, if any, will be used for general working capital purposes.

     The shareholders named in this prospectus may offer and sell these shares at any time using a variety of different methods. The actual number of shares sold and the prices at which they are sold will depend upon the market price at the time of those sales; therefore, we have not included in this prospectus information about the price to the public of the shares or the proceeds to the selling shareholders.

     Our common stock is quoted on the OTC Bulletin Board under the symbol "BIOP." On February 1, 2001, the last reported price for our common stock on the OTC Bulletin Board was $7.56 per share.

     You should carefully consider the section titled "Risk Factors" beginning on page 9 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

             The Date Of This Prospectus Is             , 2001
                                           ------------

                             Table of Contents
                                                                       Page
Summary. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .7
Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 10
Securities Covered by this Prospectus. . . . . . . . . . . . . . . . . . 17
Use of Proceeds. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 19
Determination of Offering Price. . . . . . . . . . . . . . . . . . . . . 20
Dilution . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .8
Selling Shareholders . . . . . . . . . . . . . . . . . . . . . . . . . . 56
Plan of Distribution . . . . . . . . . . . . . . . . . . . . . . . . . . 56
Legal Proceedings. . . . . . . . . . . . . . . . . . . . . . . . . . . . 58
Directors, Executive Officers, Promoters and Control Persons . . . . . . 46
Security Ownership of Certain Beneficial Owners and Management . . . . . 50
Description of Securities. . . . . . . . . . . . . . . . . . . . . . . . 55
Interest of Named Experts and Counsel. . . . . . . . . . . . . . . . . . 59
Disclosure of Commission Position of Indemnification
  for Securities Act Liabilities . . . . . . . . . . . . . . . . . . . . 59
Organization Within Last Five Years. . . . . . . . . . . . . . . . . . . 27
Description of Business. . . . . . . . . . . . . . . . . . . . . . . . . 26
Management Discussion and Analysis . . . . . . . . . . . . . . . . . . . 22
Description of Property. . . . . . . . . . . . . . . . . . . . . . . . . 14
Certain Relationships and Related Transactions . . . . . . . . . . . . . 54
Market for Common Equity and Related Stockholder Matters . . . . . . . . 20
Executive Compensation . . . . . . . . . . . . . . . . . . . . . . . . . 48
Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . 69
Changes in and Disagreements with Accountants Disclosure . . . . . . . . 21

                             Prospectus Summary

The Company

          We have acquired and are developing proprietary technologies in various aspects of alternative medicine and biotechnology that we believe will advance the early detection and treatment of cancer and several other diseases. Our goal is two-fold: early detection using our cancer screening test and effective treatment through immunotherapy and other holistic approaches.

          To date, none of our technologies have proven effective, been submitted for or received FDA approval for marketing in the United States.

          Our goal is to become a leader in applying biotechnology to the early detection and treatment of cancer. The key components of our business strategy are to:

               - commercialize our Thymidine Kinase - 1 or TK1 cancer screening technologies;
               -    extend our TK1 technology to other uses in treatment;
               -    commercialize our cancer vaccine and other immunotherapies;
               - integrate our treatments with promising alternative treatments; and
               - continue making scientific and technological advances in applied biotechnology.

          We believe the technologies which we have acquired and are developing will allow us to offer a more accurate, less invasive method of cancer screening. Moreover, we think the cancer treatments we are developing are novel treatment alternatives for cancers that are not adequately addressed at the current time.

          To achieve our goals we need to engage in the following additional research and development:

                                The Offering

Securities Being         1,908,636 shares of our currently held by the Selling
Registered               Securityholders.  We will receive no proceeds from the
for Resale By            sell of these shares;
Selling
Securityholders:         965,148 shares of common stock upon the conversion of
                         currently issued and outstanding series B convertible preferred stock held by a Selling Securityholder. We sold the series B convertible preferred stock for $3,000,000. We will receive no additional proceeds from the conversion of the preferred shares or the sale of the underlying common shares.

                         723,618 shares of common stock underlying issued and outstanding options and warrants. Although we will receive the exercise price of any outstanding options and warrants which are exercised up to a maximum of $4,584,522, there can be no assurance that any of the options or warrants will be exercised.

                         4,182,330 shares of common stock and stock underlying warrants that may be issued to Hunts Drive, LLC, pursuant to certain private equity credit agreement, whereby we may seek additional funding up to $10,000,000. No common shares will be issued to Hunts Drive if we do not seek additional funding.

                         For additional details on the securities being offered hereunder see the section titled "Securities Covered by this Prospectus."

Use of Proceeds:         All proceeds we receive will be used for general
                         working capital purposes.

Offering Price:          We anticipate that all of the securities offered
                         hereunder will be sold at the prevailing market price at the time of such sales, at prices related to such prevailing market price, at negotiated prices, or at fixed prices.

Principal
Executive                BioPulse International, Inc.

Offices:                 10421 South Jordan Gateway, Suite 500
                         South Jordan, Utah 84095
                         Telephone No: (801) 523-0101

Summary
Selected The following is a summary of our consolidated Financial statements, which

Financial
Data: are included elsewhere in this prospectus, and should be read in conjunction with those financial statements.

                                     For the Three Months
                                       Ended October 31,     For the Years July 31,
                                   ------------------------ ------------------------
                                         2000          1999        2000         1999
                                   ------------ ------------------------ ------------
                                    (unaudited)  (unaudited)
Statement of
Operations Data:
Net sales                           $1,159,680     $228,208  $3,107,636     $289,623
Gross profit                           761,321       43,142   1,944,038      109,753
Profit/(Loss)
 from operations                        81,518     (234,904)    155,031     (243,435)
                                  ------------             ------------                          ------------   -------------
Net Profit/(Loss)                      $81,518     (234,904)     155,031    (243,435)
                                  ============= ======================== ============
Share data:
 Profit/Loss per
 common shares
 - basic                                   .01         (.04)        .02         (.07)
   diluted                                 .01         (.04)        .02         (.07)
                                   ============ ======================== ============


                                     8

Weighted average
 number of common
  shares
 outstanding
 - basic                             7,464,110    6,073,862   6,825,610    3,073,862
   diluted                           8,626,443    6,073,862   6,825,610    3,073,862
                                   ============ ======================== ============

                                                   As of        As of
                                                 October         July
                                                31, 2000     31, 2000
                                             ------------ ------------
                                              (unaudited)
BALANCE SHEET DATA:
Cash                                         $   104,189  $    42,055
Total current assets                             464,543      298,936
Total assets                                   2,162,812    1,150,145
Total current liabilities                      1,054,886      298,717
Stockholders' equity (deficit)                 1,107,926      851,428

                                Risk Factors

     An investment in the securities offered hereby involves a high degree of risk. Prospective investors should carefully consider the following risk factors, in addition to the other information set forth elsewhere in this Prospectus, including the Consolidated Financial Statements and Notes, prior to making an investment.

     Our technologies and treatments have not been proven effective and may never be commercially viable.

     Our technologies and treatments are in the early stages of development and testing. To date, none of our technologies or treatments have been proven effective. The development of novel technologies and treatments is highly uncertain and subject to a number of significant risks.
Technologies and treatments that appear to be promising at early stages of development may not reach the market for a number of reasons. Such technologies and treatments may be found to be ineffective, may fail to comply with regulatory requirements, may be uneconomical, may fail to achieve market acceptance or may be precluded from commercialization by proprietary rights of third parties.

We are a development stage company and we may not be able to commercialize any of our new products or services or continue to earn a profit.

     We are a development stage company that earned a profit for the first time during our fiscal year ended July 31, 2000. Since our TK1 cancer screening tests are still in development, we do not expect to have any material revenue from the sale of our cancer test products and services until late 2001. Revenue from our other products and services is earned primarily outside the United States, and we do not expect any material U.S. revenue from these product lines until we obtain appropriate regulatory approval in 2002 or later. We cannot assure that we will ever commercialize our cancer test products or services, or that we will be able to earn substantial revenues from our other products or services.

If our cancer test clinical studies do not prove the superiority of our technologies, we may never sell our cancer test products and services.

     In the fourth quarter of 2001, we intend to initiate a blinded multi-center clinical trial for our cancer test that will include several thousand patients with average risk profiles. The results of this clinical trial may show that tests using our technologies are not superior to existing screening methods. In that event, we may have to devote significant financial and other resources to further research and development of this or new technology. In addition, we may experience delays in the commercialization of tests using our technologies. It is possible that commercialization of our technologies may never occur.

If our clinical studies for our other products do not prove the superiority of our technologies, our revenues may decline and we may be unable to sell our products and services in the United States and other markets.

     Our clinical studies with our other products and services have been small and included high-risk patients. The results from these earlier studies may not represent the results we may obtain from future studies, including planned clinical trials in the United States, which will include substantially more samples and average-risk patients. Consequently, we may not be able to sell these products and services in the United States or in other markets.

We may be unable to establish the superiority of our cancer screening products if we are unable to recruit a sufficient number of patients for our planned U.S.-based clinical trials.

     We intend to conduct several U.S.-based clinical trials of our cancer screening products. This testing will require testing of thousands of average-risk patients. If we are unable to enroll the required number of average-risk patients, we will be unable to validate the superiority of our technologies, which would make it difficult to sell our products and services. We cannot guarantee that we will be able to recruit patients on a timely basis, if at all.

If Medicare and other third-party payors, including managed care organizations, do not provide adequate reimbursement for our products and services, most clinical reference laboratories will not use our products or license our technologies to perform cancer screening tests.

     Most clinical reference laboratories will not perform cancer screening tests using our products and licensing our technologies unless they are adequately reimbursed by third-party payors such as Medicare and managed care organizations. There is significant uncertainty concerning third-party reimbursement for the use of any test incorporating new technology such as ours. Reimbursement by a third-party payor may depend on a number of factors, including a payor's determination that tests using our products and technologies are sensitive for cancer, not experimental or investigational, medically necessary, appropriate for the specific patient and cost-effective. To date, we have not secured any reimbursement approval for tests using our products and technologies from any third-party payor, nor do we expect any such approvals in the near future.

     Reimbursement by Medicare will require approval by the Secretary of Health and Human Services, or HHS. The Federal Budget Act of 1997 provides for reimbursement of new technologies such as ours, but only with action of the Secretary of HHS. We cannot guarantee that the Secretary of HHS will act to approve tests based on our technologies on a timely basis or at all. In addition, the assignment of a current procedural terminology code facilitates Medicare reimbursement. The process to obtain this code is lengthy and we cannot guarantee that we will receive a current procedural terminology code on a timely basis, or at all.

     Since reimbursement approval is required from each payor individually, seeking such approvals is a time-consuming and costly process. If we are unable to obtain adequate reimbursement from Medicare and managed care organizations, our ability to generate revenue and earnings from the sale of our products or licenses to our technologies will be limited.

We will not be able to commercialize our technologies if we are not able to lower costs through automating and simplifying key operational processes.

     Currently, cancer screening tests using TK1 are expensive because they are labor-intensive and use highly complex and expensive reagents. To price our products and services competitively, we will need to substantially reduce the costs of tests using our monoclonal antibody technology through significant automation of key operational processes and other cost saving procedures. If we fail to sufficiently reduce costs, tests using our technologies either may not be commercially viable or may generate little, if any, profitability.

Our inability to establish strong business relationships with leading clinical reference laboratories to perform cancer screening tests using out technologies will limit our revenue growth.

     A key step in our strategy is to sell reagents and license our proprietary technologies to leading clinical reference laboratories that perform cancer screening tests. We currently have no business relationships with these laboratories and have limited experience in establishing such business relationships. If we are unable to establish appropriate business relationships, we will have limited ability to obtain revenues beyond revenue we can generate from our limited in-house capacity to process tests.

Our failure to convince medical practitioners to order tests using our technologies will limit our revenue and profitability.

     If we fail to convince medical practitioners to order tests using our technologies, we will not be able to sell our products or license our technologies in sufficient volume for us to generate profits. We will need to make leading medical practitioners aware of the benefits of tests using our technologies through published papers, presentations at scientific conferences and favorable results from our clinical studies. Our failure to be successful in these efforts would make it difficult for us to convince medical practitioners to order cancer screening tests using our technologies for their patients.

If we fail to obtain the support of key scientists and research institutes it may be difficult to establish tests using our technologies as a standard of care for cancer screening, which may limit our revenue growth and profitability.

     To make tests using our technologies the standard of care for cancer screening we need to establish relationships with leading scientists and research institutions. If these scientists and research institutions determine that cancer screening tests using our technologies are not superior to available cancer screening tests or that alternative technologies would be more effective in the early detection of cancer, we could encounter difficulty establishing tests using our technologies as a standard of care for cancer screening, which would limit our revenue growth and profitability.

We may experience limits on our revenue and profitability if only an insignificant number of people decide to be screened for cancer.

     Even if our technologies are superior to alternative cancer screening technologies, adequate third-party reimbursement is obtained and medical practitioners order tests using our technologies, an insignificant number of people may decide to be screened for cancer. Despite the availability of current cancer screening methods and the recommendation of the American Cancer Society that Americans age 40 and above be routinely screened for colorectal, breast, prostate and other cancers, many of these individuals decide not to complete cancer screening tests. If only an insignificant portion of the population decides to complete cancer screening tests, this would limit our revenue and profitability.

If we fail to obtain the approval of the U.S. Food and Drug Administration, ("FDA"), or to comply with other FDA requirements, we may not be able to market our products and services in the United States and we may be subject to stringent approval guidelines.

     We are subject to extensive regulation by the FDA under the Federal Food, Drug and Cosmetic Act and regulations thereunder, including regulations governing the development, marketing, labeling, promotion, manufacturing and export of our products. Failure to comply with these requirements can lead to stringent sanctions, including withdrawal of products from the market, recalls, refusal to authorize government contracts, product seizures, civil money penalties, injunctions and criminal prosecution.

If we are required to engage in extended, expensive clinical testing, we may be financially unable to continue operations.

     We may take longer to complete our clinical trials than we project, or we may not be able to complete them at all. Clinical testing is very expensive, can take many years, and the outcome is uncertain. Given our current financial condition, we would likely have to seek additional funding to continue operations if extended and expensive clinical testing is required. There is no guarantee that we can obtain additional funding If we are unable to complete clinical testing, we will be unable to obtain FDA approval to market our products in the United States

Even if we complete clinical trials there is no guarantee we will obtain FDA approval to market our products in the United States.

     The data collected from our clinical trials may not be sufficient to support approval by the FDA of any of our cancer vaccine or other products. Even if we complete our clinical trials, the FDA may not ultimately approve any of our product candidates for commercial sale. If we cannot obtain FDA approval our ability to operate profitably would be severely impaired.

Other companies may develop and market methods for detecting and treating cancer that may make our technologies less competitive, or even obsolete.

     The market for cancer screening and treatment is large, estimated at more than 100 million at risk Americans, with approximately one million new cases of cancer being diagnosed per year. These markets have attracted competitors, some of which have significantly greater resources than we have.

     Currently, we face competition from alternative procedure-based detection technologies such as mammograms, PSA-based tests and colonoscopy; screening tests such as the fecal occult blood test marketed by Beckman Coulter, Inc.; and the stool-based DNA test being developed by Exact
Sciences, Inc. In addition, competitors, including Bayer Corporation, diaDexus, Inc., Matritech, Inc. and Millennium Predictive Medicine, Inc., are developing serum-based tests, a screening test based on the detection of proteins or nucleic acids produced by cancer. Several competitors, including BioMira, Dendreon, Entremed, Antigenics, Medimmune, and Medarex, are involved with researching and developing cancer vaccines, anti-angiogenesis products, cytokine products, and immune-stimulants.

     These and other companies may also be working on additional methods of detecting and treating cancer that have not yet been announced. We may be unable to compete effectively against these competitors either because their tests are superior or because they may have more expertise, experience, financial resources and business relationships.

The loss of Jonathan Neville, Loran Swensen, Neil Riordan and Kim O'Neill could adversely affect our business.

     Our success depends largely on the skills, experience and performance of key members of our senior management and advisory team, including Jonathan Neville, our CEO, Loran Swensen, our President, and Neil Riordan and Kim O'Neill, members of our Advisory Board. The experience and efforts of each of these persons will be critical to us as we continue to develop our technologies and our testing process as we attempt to transition from a development stage company to a company with commercialized products and services. If we lose one or more of these key individuals, with their particular expertise, we may be unable to retain individuals with comparable skills and sufficient expertise to complete development, testing and commercialization of our products, which would adversely impair our ability to continue as a going concern.

If we are unable to protect our intellectual property effectively, we may be unable to prevent third parties from using our technologies, which would impair our competitive advantage.

     We rely on patent protection as well as a combination of trademark, copyright and trade secret protection, and other contractual restrictions to protect the proprietary technologies we use, all of which provide limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. If the holders of the intellectual property we rely on are unable to protect those intellectual property rights, we may be unable to prevent third parties from using these technologies. This could enable competitors to compete more effectively against us.

     As of December 15, 2000, we had licensed intellectual property rights to two issued patents in the United States, three pending patent applications in the United States, and several issued and pending foreign applications. We cannot assure you that any of the currently pending or future patent applications will result in issued patents. We also cannot predict how long it will take for such patents to be issued. Further, we cannot assure you that other parties will not challenge any patents issued to us, or that courts or regulatory agencies will not hold these patents to be invalid or unenforceable.

     In addition to patents, we rely on contractual restrictions to protect our technology. We require third parties to sign confidentiality agreements. Nevertheless, we cannot guarantee that these measures will be effective in protecting our intellectual property rights. We cannot guarantee you that the patents will be broad enough to provide any meaningful protection nor can we assure you that our competitors may not develop more effective technologies, designs or methods to test for cancer or to treat cancer using cancer vaccines or using other similar technology without infringing upon intellectual property rights or that one of our competitors might not design around our proprietary technologies.

We may be subject to substantial costs and liability or be prevented from selling our screening tests for cancer or selling or providing our cancer treatments as a result of litigation or other proceedings relating to patent rights.

     Third parties may assert infringement or other intellectual property claims against our licensors or us. There may be third-party patents, patent applications and other intellectual property relevant to our potential products that may block or compete with our products or processes. Even if third-party claims are without merit, defending a lawsuit may result in substantial expense to us and may divert the attention of management and key personnel. In addition, we cannot assure you that we would prevail in any of these suits or that the damages or other remedies if any, awarded against us would not be substantial. Claims of intellectual property infringement may require us to enter into royalty or license agreements with third parties that may not be available on acceptable terms, if at all. These claims may also result in injunctions against the further development and use of our technology, which would have a material adverse effect on our business, financial condition and results of operations.

     Also, patents and applications licensed by us may become the subject of interference proceedings in the United States Patent and Trademark Office to determine priority of invention, which could result in substantial cost to us, as well as a possible adverse decision as to the priority of invention of the patent or patent application involved. An adverse decision in an interference proceeding may result in the loss of rights under a patent or patent application subject to such a proceeding.

If our current licenses with Aidan, Incorporated or Brigham Young
University were terminated, it is doubtful we could develop viable technologies.

     We license certain technologies from Aidan, Incorporated and Brigham Young University (BYU) that are key to our technologies. The Aidan license is critical to the development of cancer vaccines, anti-angiogenesis, immune stimulants, and cytokines. The Aidan license, which relates to cancer vaccines, anti-angiogenesis, immune stimulants, and cytokines, is an exclusive license. Aidan may terminate the license if we fail to pay amounts due, submit certain reports or breach any other material term of the license agreement. The BYU license is the basis of our monoclonal antibody associated with TK1 and methodologies relating to the antibody in connection with our products and services. This license runs through 2004, with options to renew for annual 5 year extensions. BYU may terminate the license if we fail to pay specified minimum royalties. If either Aidan or BYU were to terminate the licenses, we would incur significant delay and expense to change a portion of our testing and/or treatment methods. Moreover, we cannot guarantee that we would even be able to successfully change these methods or that we could do so in a cost effective manner that would allow us to continue as a viable business.

Changes in healthcare policy could subject us to additional regulatory requirements that may delay the commercialization of our tests and increase our costs.

     Healthcare policy has been a subject of discussion in the executive and legislative branches of the federal and many state governments. We are developing a staged commercialization strategy for our cancer screening tests and cancer treatments based on existing healthcare policies. Changes in healthcare policy, if implemented, could substantially delay the use of our tests and treatments, increase costs, and divert management's attention. We cannot predict what changes, if any, will be proposed or adopted or the effect that such proposals or adoption may have on our business, financial condition and results of operations.

Our shares are thinly traded and a market for our securities may not sufficiently materialize after the offering to allow investors to sell their securities.

     At present, our shares are shares are thinly traded on the Over-the-Counter Bulletin Board and the Third Market Segment of the Frankfurt Stock Exchange. There is no assurance that a sufficient trading market will develop, or, if developed, that it will be sustained to allow investors in this offering to resell the securities offered herein should he or she desire to do so. Therefore, any investment in our securities may be very non-liquid.

 Forward-Looking Statements

  This prospectus contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. When used in this prospectus, the words "expects," "anticipates," "estimates," "intends" and similar expressions are intended to identify forward looking statements. These statements include, but are not limited to, statements under the captions "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus.

  These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. The cautionary statements made in this prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this prospectus.

                   Securities Covered by this Prospectus

  The 7,779,732 common shares covered by this prospectus are shares being registered for resale by the Selling Securityholders.

  Currently issued and outstanding common shares

  The 1,908,636 currently issued and outstanding common shares covered by this prospectus are held by various Selling Securityholders. We will receive no proceeds from the sale of any of these shares by the Selling Securityholders.

  Common shares underlying the series B convertible preferred stock

  Pursuant to certain securities purchase agreement we sold 3,000 shares of series B convertible preferred stock to Hunts Drive, LLC., for $3,000,000. The preferred shares may be converted at any time. To date we have received no conversion notices from Hunts Drive.

  Under the terms of the securities purchase agreement, Hunts Drive may convert each share of series B convertible preferred stock to $1,000 worth of shares of our common stock. The conversion price of our common stock upon receipt of a notice of conversion shall be equal to the lesser of $9.75 or eighty percent (80%) of the average of the three lowest closing bid prices of the common stock during the 20 day trading immediately prior to the conversion date.

  In accordance with the securities purchase agreement and as a hedge against fluctuations in the price of our common shares, we are required to register 200% of the number of common shares Hunts Drive would receive if it had delivered a conversion notice on February 1, 2001, to convert all 3,000 shares of our series B convertible preferred shares. Based on the price of our common stock, Hunts Drive would have been entitled to receive 482,574 common shares. Therefore, we are registering 965,148 common shares to underly future conversions of the preferred shares held by Hunts Drive.

  We will not receive additional proceeds from the conversion of the outstanding series B convertible preferred stock or the sale of the underlying common stock.

Common shares underlying currently issued and outstanding options and warrants

  We are hereby registering for resale 723,618 shares of common stock issuable upon the exercise of currently outstanding options and warrants held by third parties. These options and warrants were issued in several transactions.

  We are registering for resale an outstanding option to purchase up to 200,000 common shares with an exercise price of $2.75. This option was granted on August 3, 2000 and expires on August 3, 2010. If the entire option were exercised, we would receive $550,000.

  We have outstanding warrants to purchase up to 184,300 common shares with an exercise price of $8.40 per share. These warrants were granted on January 24, 2001 and expire on January 24, 2006. If all of these warrants were exercised, we would receive $1,548,120.

  We also have outstanding warrants to purchase up to 150,000 common shares with an exercise price of $8.53 per share. These warrants were granted on January 24, 2001 and expire on January 24, 2006. If all of these warrants were exercised, we would receive $1,279,500.

  Finally, we have outstanding warrants to purchase up to 189,318 common shares with an initial exercise price equal to the lesser of $6.375 per share and the average closing price for the five trading days immediately prior to the effective date of this registration statement, if this registration statement is declared effective on or before February 19, 2001. If we do not have an effective registration statement in place prior to February 20, 2001, the exercise price shall be adjusted to fifty percent of the lesser of $6.375 and the average closing price for the five trading days immediately preceding the effective date of this registration statement. If all of these warrants were exercised, we would receive $1,206,902.

  Although we will receive the exercise price of any or all outstanding options and warrants which are exercised , up to a maximum total of $4,584,522, there can be no assurance that any of the options or warrants will be exercised. Any funds we receive will be used to supplement working capital.

  Common shares issuable pursuant to certain private equity credit agreement

  We recently entered into certain Private Equity Credit Agreement with Hunts Drive, whereby they have granted us an equity line of credit for up to $10,000,000. Pursuant to this agreement, we may deliver put notices to Hunts Drive from time to time requiring them to purchase shares of our common stock, up to purchases equaling $10,000,000.

  The price per share of common stock put to Hunts Drive shall be equal to the closing bid price on the date of the put notice, less 15% of the average of our three lowest closing bid prices during the 10 consecutive trading days following the put date.

  Pursuant to this agreement, Hunts Drive will also be issued warrants to purchase an additional 750 common shares for each 10,000 shares put to Hunts Drive. The total number of additional shares Hunts Drive could receive pursuant to these warrants is 750,000. These warrants shall have a five year term from the date of grant. The exercise price of the warrants shall be equal to 105% of the average of our three lowest closing bid prices during the 10 consecutive trading days following the put date.

  In accordance with the terms of this agreement, and as a hedge against fluctuations in the price of our common stock, we are required to register 200% of the number of put shares and warrant shares issuable to Hunts Drive if we were to request the maximum commitment amount of $10,000,000, on February 1, 2001. Therefore, we are hereby registering for resale 4,182,330 common shares.

  The private equity credit agreement provides that the maximum put amount for a single put shall equal the lesser of (a) $500,000, or (b) 125% of the weighted average daily volume for the 20 trading days prior to the put date. The minimum put amount is $75,000. Unless the Company obtains the requisite approval of its shareholders in accordance with the corporate laws of the State of Nevada and the applicable rules of the principal market, we may not issue shares pursuant to any put which is in excess of
(i) 19.9% of the then outstanding common stock on the date of the put, less
(ii) (A) the aggregate amount of shares of common stock previously issued under the private equity credit agreement, plus (B) the aggregate amount of shares which have been previously issued as of the date of the put, in connection with prior conversions, and would then be issuable assuming Hunts Drive converted all the then unconverted shares of the series B convertible preferred stock purchased by Hunts Drive, plus (C) the number of shares deliverable to Hunts Drive if it exercised all of its warrants.

  Nothing under the agreement requires us to use the equity line of credit. No warrants or shares will be issued to Hunts Drive if we do not put shares to Hunts Drive.

                              Use of Proceeds

  We will receive no proceeds from the shares being offered by the selling securityholders under this prospectus. We will receive some funds if the warrants and/or options are exercised, up to a maximum total of $4,584,522. We also could receive up to an additional $10,000,000 if we decide to put shares of our common stock to Hunts Drive pursuant to the private equity credit agreement. If we do sell additional shares to Hunts Drive pursuant to said agreement, we may also receive additional proceeds if Hunts Drive exercises the warrants it receives pursuant to the private equity credit agreement. Any proceeds will be used for general working capital purposes.

                              Dividend Policy

  We have not paid, nor declared, any dividends since our inception and we do not intend to declare any such dividends in the foreseeable future. Our ability to pay dividends is subject to limitations imposed by Nevada law. Under Nevada law, dividends may be paid to the extent that a corporation's assets exceed its liabilities and it is able to pay its debts as they become due in the usual course of business.

  The present intention of management is to utilize all available funds to develop our products and technologies.

                               Capitalization

  This table should be read in conjunction with our financial statements and the related notes, which are included elsewhere in this prospectus, as well as Management's Discussion and Analysis of Financial Conditions and Results of Operations.

  The following table sets forth our capitalization as of October 31, 2000:

                                                          October 31, 2000
                                                         ------------------
                                                               (UNAUDITED)
Stockholders' equity
   Preferred stock, $ 0.001 par value; 10,000,000
     shares authorized;
     -- 0 issued and outstanding........................
   Common stock, $ 0.001 par value; 100,000,000
  shares authorized;
     7,464,610 shares issued and outstanding............             7,464
    Paid-in capital ....................................         1,226,934
       Less Subscriptions Receivable....................          (119,586)
    Accumulated deficit.................................            (6,886)
         Total stockholders' equity.....................         1,107,926
         Total capitalization...........................        27,059,211

          Market for Common Equity and Related Stockholder Matters

  Our common stock is listed on the Over-the-Counter Bulletin Board ("OTCBB"), under the symbol "BIOP." The Company is also listed on the Third Market Segment of the Frankfurt Stock Exchange under the symbol "BPZ." The Company has applied, but has not yet been approved for listing on the American Stock Exchange ("AMEX").

  As of January 30, 2001, we had 245 shareholders holding 9,298,246 shares of common stock. Of the issued and outstanding common stock 2,481,611 are free trading, the balance are restricted sock as that term is used in rule 144. We have never declared a dividend on our common stock.

  The following quotations, as provided by the National Quotation
Bureau, LLC., represent prices between dealers and do not include retail markup, markdown or commission. In addition, these quotations do not represent actual transactions.

                                                     Closing Bid               Asking Bid
                                   High       Low           High       Low
                                --------  --------       --------  --------
1998-1999
---------
First Quarter
   (Aug 1-Oct 31)                   ----      ----         100.00    100.00
Second Quarter
   (Nov 1-Jan 31)                   ----      ----         100.00    100.00
Third Quarter
   (Feb 1-Mar 16)                   0.01      0.01              1       .25
   (Mar 17-Apr 30)              Unpriced
Fourth Quarter
   (May 1-July 31)                  4.75         2           5.50    2.3125


                                     20

1999-2000
---------
First Quarter
   (Aug 1-Oct 31)                  7.875         4           9.50         5
Second Quarter
   (Nov 1-Jan 31)                      9      4.50          10.75      6.50
Third Quarter
   (Feb 1-Apr 30)                      6         3           9.75         5
Fourth Quarter
   (May 1-July 31)                  3.75         2           6.50         3

2000-2001
---------
First Quarter
   (Aug 1-Oct 31)                      4      2.75              5     3.375
Second Quarter
   (Nov. 1-Dec. 11)                11.50      3.75        11.5626         4

     On November 19, 1998, a 400 to 1 reverse split took place on our outstanding shares. The Closing Bid and Ask prices have been appropriately adjusted.

               Changes in and Disagreements With Accountants

     Jones, Jensen & Company were previously the principal accountants for BioPulse International, Inc., f/k/a International Sensor Technologies, Inc. On November 10, 1999, we terminated the engagement of Jones, Jensen & Company and appointed Crouch Bierwolf & Chisholm as our independent auditor and certifying accountant. Our Board of Directors approved the decision to change accountants.

     Jones, Jensen & Company's report with respect to BioPulse International, Inc. balance sheets for the fiscal years ended July 31, 1998 and 1997 and the related statements of operations, stockholder's equity (deficit), and cash flows for the years ended July 31, 1998, 1997 and 1996 and from inception of July 13, 1984 through July 31, 1998 did not contain an adverse opinion or a disclaimer of opinion and was not qualified as to uncertainty, audit scope or accounting principles, but was modified as to going concern.

     In connection with the audit of our financial statements for the fiscal years ended July 31, 1998 and July 31, 1999 and the interim period through November 10, 1999 preceding the date of the Jones, Jensen & Company termination, there were no disagreements, as that term is defined in Item 304 of Regulation S-B, with Jones, Jensen & Company on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures which, if not resolved to the satisfaction of Jones, Jensen & Company would have caused Jones, Jensen & Company to make reference to the matter in their report. Jones, Jensen & Company did not advise us regarding any "reportable events" as defined in Item 304
(a)(1)(iv)(B) of Regulation S-B.

     No change in accountants has occurred since November 10, 1999.

                    Management's Discussion and Analysis

Overview

     BioPulse started operations in January 1999.

     As is typical with most new businesses, there is a period of time before the business is profitable. The market needs to be developed, employees trained, policies and procedures fine-tunes and the company needs to become known by and earn its reputation with its potential customers and clients. During the first half of the fiscal year ended July 31, 2000, BioPulse was still going through the startup process.

     Since inception, BioPulse has been refining its operations and developing its market. BioPulse has advertised in periodicals targeted potential patients, rented booths at trade shows, developed a good reputation through results and by satisfied patients. BioPulse's fees started low and have increased as its market develops and as demand for its treatments has increased. BioPulse has introduced new treatments to offer its patients and expand its market.

     From January 1999, BioPulse has managed a clinic in Tijuana, Mexico through a management contract with a Mexican Doctor. BioPulse is entitled to all revenues and is responsible for all expenses of the clinic.
BioPulse has the authority to hire and fire employees of the clinic including doctors and nurses and makes all non-medical treatment decisions. BioPulse operates its clinic to provide care to patients that is not available elsewhere and desires to make these treatments available in the United States. More than 90% of operating revenues and expenses and profits were generated by the Mexican operations and support thereto in all periods discussed below.

     BioPulse has conducted research and development, in that records of the patients it treats contain data that can be used to determine the effectiveness of its treatments and the doctors are modifying the treatments based on the lessons they have learned from the treatment of the patients. This limited research and development has been integrated into the patient care given to paying patients and there have not been any material research and development costs, to date, that were distinguishable from patient care. All costs of patient care have been expensed in the period in which they were incurred.

     BioPulse has an outpatient clinic at its office in Utah. The revenues and expenses generated by this clinic are not material.

     BioPulse has an affiliation with a clinic in Germany. During fiscal year 2000, BioPulse sold equipment, provided training for its staff, oversight and sent patients to the clinic. In the 4th quarter of fiscal year 2000, several key staff members left the German clinic left and we have not sent any patients to the clinic since that time. The German clinic is responsible for its own expenses. We receive a fee for patients referred to the clinic. During fiscal year 2000, BioPulse earned $395,000 in revenues in connection with the German Clinic. It is not been determined when, if ever, BioPulse will resume sending patients to the German Clinic.
                                     22

                    Management's Discussion and Analysis

Overview

               BioPulse started operations in January 1999.

     As is typical with most new businesses, there is a period of time before the business is profitable. The market needs to be developed, employees trained, policies and procedures fine-tunes and the company needs to become known by and earn its reputation with its potential customers and clients. During the first half of the fiscal year ended July 31, 2000, BioPulse was still going through the startup process.

     Since inception, BioPulse has been refining its operations and developing its market. BioPulse has advertised in periodicals targeted potential patients, rented booths at trade shows, developed a good reputation through results and by satisfied patients. BioPulse's fees started low and have increased as its market develops and as demand for its treatments has increased. BioPulse has introduced new treatments to offer its patients and expand its market.

     From January 1999, BioPulse has managed a clinic in Tijuana, Mexico through a management contract with a Mexican Doctor. BioPulse is entitled to all revenues and is responsible for all expenses of the clinic.
BioPulse has the authority to hire and fire employees of the clinic including doctors and nurses and makes all non-medical treatment decisions. BioPulse operates its clinic to provide care to patients that is not available elsewhere and desires to make these treatments available in the United States. More than 90% of operating revenues and expenses and profits were generated by the Mexican operations and support thereto in all periods discussed below.

     BioPulse has conducted research and development, in that records of the patients it treats contain data that can be used to determine the effectiveness of its treatments and the doctors are modifying the treatments based on the lessons they have learned from the treatment of the patients. This limited research and development has been integrated into the patient care given to paying patients and there have not been any material research and development costs, to date, that were distinguishable from patient care. All costs of patient care have been expensed in the period in which they were incurred.

     BioPulse has an outpatient clinic at its office in Utah. The revenues and expenses generated by this clinic are not material.

     BioPulse has an affiliation with a clinic in Germany. During fiscal year 2000, BioPulse sold equipment, provided training for its staff, oversight and sent patients to the clinic. In the 4th quarter of fiscal year 2000, several key staff members left the German clinic left and we have not sent any patients to the clinic since that time. The German clinic is responsible for its own expenses. We receive a fee for patients referred to the clinic. During fiscal year 2000, BioPulse earned $395,000 in revenues in connection with the German Clinic. It is not been determined when, if ever, BioPulse will resume sending patients to the German Clinic.

Revenues

     Revenues of $3,107,636 from clinic operations for the year ended July 31, 2000 increased $2,818,013 over the same period ended in 1999. The primary reason for the increase was the shorter period of operations (7months) in the year ended in 1999. There were approximately 3.5 times the number of patient days in the year ended in 2000 compared to 1999. In addition, the standard fee for treatment increased 2.75 times in the year ended in 2000 compared to 1999. Furthermore, in fiscal year 2000, the contract in the German clinic generated $395,000 which did not occur in 1999.

     Revenues for the quarter ended October 31, 2000 were $1,159,680 compared to $228,208 for the quarter ended October 31, 1999; an increase of 500%. Revenues from the dendritic cell vaccine for the quarter ended October 31, 2000 were $226,000 (the first quarter they were available).
The other factors that are responsible for the increase in revenue were that the standard fee for treatment and the patient days were each approximately double those of the quarter ended October 31, 1999.

Costs and Expenses

     During fiscal year 2000, BioPulse moved its Tijuana Mexico Clinic operations from its location in the Grand Hotel to a larger and more
functional facility in the back of the Corona Hotel.   BioPulse and entered
into a lease and advanced the funds to make building improvements to the area to occupied by the clinic offices and treatment rooms. BioPulse receives credit against its future rent obligations for the funds advanced for the building improvements and the amounts that will be credited against future rent obligations are capitalized as prepaid rent. Rent expense has increased during fiscal year 2000 as a result of moving into the new facilities. Patients stay in hotel rooms adjacent to the treatment rooms and offices.

     During fiscal year 2000 and the quarter ended October 31, 2000, BioPulse has acquired additional medical equipment to enhance its ability to treat its patients. I addition BioPulse acquired licenses to new technology. These new acquisitions have increased depreciation and amortization expense in the period and will have a more significant effect in 2001 and beyond.

     BioPulse has added new personnel at its Mexico clinic and significantly increased the pay level of its clinic employees to attract and retain the best personnel at the clinic. Salaries for fiscal year 2001 are expected to be twice that of fiscal year 2000.

Year Ended July 31, 2000 compared to 1999

     Direct patient treatment costs increased 647% in the fiscal year 2000 over fiscal year 1999 primarily due to increased patient days. Gross profit increased to 63% of revenues in 2000 from 38% in 1999 primarily due to the increases in basic fees.

     General and administrative costs increased $1,435,819 or 50% in fiscal year 2000 over 1999 because of increased medical and clinic operations, salaries, clinic and administrative office rent, travel, professional fees and advertising/promotion and a general increase in all other elements of expense because of the longer period of operations in 2000.

Quarters ended July 31, 2000 compared to 1999

     Direct patient treatment costs increased 295% in fiscal year over 2000 fiscal year 1999 primarily due to increased patient days. Gross profit increased to 66% of revenues in 200 from 41% in 1999 primarily due to the increases in basic fees.

     General and administrative costs increased $401,757 or 245 % in quarter ended October 31, 2000 over 1999 because of increased medical and clinic operations salaries, clinic and administrative office rent, and travel.

Significant Elements of Income or Loss That Do Not Arise From Continuing Operations

     There are no significant elements of income or loss that do not arise from continuing operation during the current fiscal year.

Liquidity and Capital Resources

     During the quarter ended October 31, 2000, BioPulse used cash of $18,087 in its operations. The primary reason for the negative operating cash flow was an increase in accounts receivable and a decrease in unearned revenue which offset the net income for the quarter primarily from clinic operations. We expect operating cash flow to be generally positive for the rest of fiscal year 2001 since it is management's intention to adjust clinic operating cash requirements in line with clinic revenues.

     In the first quarter of fiscal 2001, equipment and technology acquisitions were financed with equity and short-term notes so that there was a net increase in cash of $62,134.

     In January, 2001, BioPulse completed a private placement of 3,000 shares of convertible preferred stock to a single investor at $1,000 per share. Net proceeds were approximately $2.4 million after costs of the issue. By the end of January, 2001, we had paid off the balances of short-term notes.

     In the first quarter of 2001, BioPulse acquired rights to several biological technologies applicable to the detection, prognosis and treatment of various cancers, with the intent of developing these technologies for use in its clinics and eventually for commercial sale abroad and in the United States. To retain our rights to these technologies, we have incurred various commitments for up-front and performance expenditures. The net proceeds from the January 2001 private placement will be sufficient to meet these obligations, including the milestones required for TK1 development.

     Although the clinic in Mexico is self-sustaining, and there has been modest revenue from dendritic cell vaccine treatments, clinic expansion and the accelerated development of the full potential of all the biologic technologies recently acquired will require additional financing.

Known Trends

     There are no known trends, events or uncertainties that have had or that are reasonably expected to have a material impact on the net sales or revenues or income from continuing operations.

Material Commitments for Capital Expenditures and Capital Resources

     BioPulse has no material commitments for capital expenditures. BioPulse is seeking additional equity to finance expansion at an greater pace than can be financed from current operations.

Seasonal Aspects

     BioPulse has experienced lower patient occupancy during late fall and early winter months than during other times of the year.

                                  Business

Overview

     At BioPulse, we are seeking to develop and market treatments complementary with the body's natural processes that build and restore the body's immune system. In our view, the accelerating trend toward alternative treatments is merging with rapid advances in biotechnology. We hope BioPulse will become one of the leading companies at the convergence of these two trends.

     We manage clinical studies of certain of our products and conduct research and development of alternative and biotechnology medicine. We have acquired the right to use and develop proprietary technologies and procedures in various aspects of alternative medicine and biotechnology that we believe will assist in the early detection and monitoring of cancer through our TK1 cancer test and the treatment of cancer through immunotherapy treatments which are designed to stimulate or supplement the body's immune system, and other host non-toxic approaches as discussed in greater detail below.

     Industry Background

Growing Trend Toward Alternative Medicine.

     Health care is one of the largest industries in the world, accounting for over 10% of the gross national product of the United States.
Pharmaceutical companies alone spend several billion dollars per year in marketing.

     However, certain factors, such as frustration with the traditional medical care system in the United States and the inability to receive certain treatments here that are available elsewhere in the world, have led to a fast-growing industry of "alternative medicine." The "alternative medicine" industry includes a broad spectrum of products and services, ranging from chiropractic and herbal remedies to acupuncture and aromatherapy.

     While the term "alternative medicine" includes a broad spectrum of products and services, its meaning has actually changed over time. For example, many herbal supplements that years ago were produced only by specialized manufacturers and sold primarily through health food stores are now produced by major pharmaceutical companies and sold in ordinary grocery stores. In addition, practices that are considered alternative in the United States, such as acupuncture, are considered more traditional in other countries, such as China.

     The fluid nature of these classifications has led many industry observers to adopt the term "integrative medicine" to describe the combination of alternative and traditional medical procedures.

     Many Americans already use alternative medicine each year. A number of major pharmaceutical companies have recognized this trend by introducing herbal supplement lines to complement their prescription drug programs.
The United Stated government is also responding. For the year 2000, the National Institutes of Health elevated its Office of Alternative and Complementary Medicine to a full-fledged center, like the National Cancer Center, and its budget has jumped from approximately $25 million to $75 million within the last three years. The American Cancer Society also spends approximately $3 million to $4 million on research and education about alternative medicine, compared with virtually nothing just five years ago.

     For most Americans, the alternative medicine marketplace is crowded and confusing. There are innumerable products and services that claim to have medical benefits. A study published in the Journal of the American Medical Association concluded that 42% of U.S. adults have used some form of untested therapy.

     We believe that there is a tremendous opportunity to become one of the principal brand names for reliable alternative medicine, particularly with regard to cancer and other serious diseases.

Cancer Industry Background.

     Cancer includes diverse diseases that share the characteristic of abnormal cells that proliferate uncontrollably and spread throughout the body, forming collections of tumor cells called metastases. The American Cancer Society estimates that approximately 1.2 million new cases of cancer will be diagnosed in the United States in 2000. Cancer causes over 550,000 deaths annually, making it the second leading cause of death in the United States.

     The National Institutes of Health estimates overall annual costs for cancer at $107 billion; $37 billion for direct medical costs (total of all health expenditures), $11 billion for indirect morbidity costs (cost of lost productivity due to illness), and $59 billion for indirect mortality costs (cost of lost productivity due to premature death). Treatment of breast, lung, and prostate cancers account for over half of the direct medical costs.

     Traditional treatments for cancer include surgery, radiation and chemotherapy. These traditional treatments have well-known adverse side effects such as hair loss, decreased function of various organs and substantially impaired immune systems leading to susceptibility to other diseases. The side effects of these treatments, combined with relatively low success rates for most cancers, has led some to question these methods of treatment.

     In addition, we believe that the dissatisfaction with traditional cancer treatments has led to experimentation with an assortment of alternative treatments, including many offered at cancer clinics in Mexico, Europe, and Asia. The American Cancer Society estimates that as many as 75% of cancer patients use some sort of alternative medicine, in addition to traditional treatments such as chemotherapy. Anecdotal reports of success from these alternative treatments have circulated, but, to our knowledge, no comprehensive studies have been made.

     Many medical authorities accept the proposition that successful management of cancer involves three distinct activities: prevention, early detection, and effective treatment. Prevention involves, among other things, lifestyle changes that include eliminating smoking and other cancer-causing activities, and adoption of an improved diet, and a regular exercise regimen. We plan to focus primarily on the development of products and procedures designed to permit early detection and effective treatment of cancer.

     Early detection is important because for most cancers the earlier treatment is rendered the greater the likelihood of success. For example, some studies show that when breast cancer is detected while still localized and before metastatic spread, the five-year survival rate is 97% or better. If the cancer spreads regionally before treatment, the five-year survival rate drops to around 75%. If there is distant metastasis, the five-year survival rate drops to 20%.

     The American Cancer Society and the National Cancer Institute recommend that the approximately 74 million Americans age 50 and above undergo regular cancer screening tests for breast, colorectal, prostate, and other cancers. We believe that many people do not undergo regular screening tests because of the cost, inconvenience, and invasiveness of the currently available procedures and the relatively unreliable results for certain of these tests.

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

     Effective treatment of cancer historically has meant a reduction in tumor size or, ideally, complete remission of the cancer. The adverse side effects of traditional treatments discussed above have led many companies to research new treatments that can accomplish remission without otherwise harming the patient. Many of the promising treatments are in the field of immunotherapy. The basic premise of these treatments is that the body's own immune system can fight cancer. This premise is shared by many of the alternative treatments, although the methodologies differ substantially.
We view this as a convergence between alternative and biotechnical treatments.

History

     BioPulse International, Inc., was incorporated in the state of Nevada on July 13, 1984 originally under the name Universal Financial Capital Corp. and changed its name in September 1985 to International Sensor Technologies, Inc. International Sensor Technologies, Inc. incurred heavy losses, had no revenue from operations and, subsequently, experienced five years of inactivity. On January 12, 1999, its name was changed again to BioPulse International, Inc.

     Immediately prior to changing its name to BioPulse International, Inc, International Sensor Technologies, Inc., acquired BioPulse, Inc. Jonathan Neville, Loran Swensen and Dr. Robert Morrow founded BioPulse, Inc., as a Utah corporation in June 1998. From the time it was formed, until the time of its acquisition, the primary operations of BioPulse, Inc., were related to developing its business plan, researching alternative medical treatments and technologies and investigating clinics in Mexico. At the time of the acquisition, BioPulse, Inc., had approximately $75,000 worth of liabilities and no material assets. Similarly, International Sensor Technologies, Inc., had no liabilities and no significant assets. The acquisition of BioPulse was negotiated at arms length between Jonathan Neville, Loran Swensen and Dr. Robert Morrow on behalf of BioPulse, Inc., and Briton McConkie and Stephen Fey on behalf of International Sensor. At the time of the acquisition, International Sensor changed its name to BioPulse International, Inc., and issued 3,200,000 restricted common shares to the shareholders of BioPulse, Inc., in exchange for all of the issued and outstanding shares of BioPulse, Inc. Of those shares, Jonathan Neville received 1,089,200 shares, Loran Swensen received 1,004,200, and Dr. Morrow received 317,000. The shareholders of International Sensor received 800,000 shares. Mr. Fey and Mr. McConkie each received 336,500 shares of that common stock.

     During 1998 and 1999, our operations consisted of evaluating a variety of available alternative treatments with a focus on treatments that might be effective in rebuilding the body's natural immune system to fight cancer and other degenerative diseases. We also entered into an agreement with a foreign clinic in Mexico for which a locally licensed staff was recruited and in which we have implemented certain selected alternative treatments discussed below.

     During 2000, we began expanding the scope of the treatments we were evaluating to include developments in biotechnology. We believe that recent advances in biochemistry and microbiology have the potential to explain the observable benefits of alternative medicine so these treatments can be optimized. At the same time, we are of the opinion that developments in biotechnology and immunotherapy hold the promise of new treatments that are consistent with the alternative medicine philosophy of improving overall health by working with the body's natural systems to fight disease.

     Our Business Strategy

     Our approach of combining alternative medicine techniques with the latest biotechnology advances is designed to capitalize on the convergence of traditional and alternative medicines while addressing the patients' desire for less damaging treatments.

     Our business strategy objective is to continue to enhance the management of an operating clinic that provides up-to-date alternative and biotechnology cancer treatments, and rely on our management and operational experience to develop and test leads for new cancer diagnostic and therapeutic products. We believe that our TK1 test, which is described below, may enable the early detection and monitoring of cancer. In addition, to the TK1 test, we are developing therapeutic treatments designed to help the body's natural immune system to fight cancer, including our continued development of therapies using the following types of products as discussed below:

     Dendritic cell "cancer vaccines" using broad-spectrum tumor antigens; Angiogenesis, the formation of new blood vessels inhibitors, including PGM, a substance usually capable of stimulating an immune response; Immune stimulants such as MPGC;
     Broad-spectrum cytokines -- a class of immunotregulatory substances secreted by cells of the immune system.

The key elements of our approach are to:

     1.   Develop improved diagnostics for early detection of cancer.

     2. Discover and develop improved therapies and diagnostics directed at enhancing natural immune resistance.

     3. Offer promising therapies as quickly as possible, anywhere in the world where we believe such therapies are permitted, through qualified and licensed health care providers and modern medical facilities.

     4. Form collaborations with other research companies and operating clinics to accelerate product development and adoption of our products.

We plan to implement these elements through our clinic operations, our biotechnology product line and our alternative medicine protocols.

     Clinic Operations

     To date, most of our revenues have been derived from our relationship with a clinic in Tijuana, Mexico. In December 1999, we entered into a clinic management agreement with Dr. Omar Sanchez, a surgical oncologist, under which we provide clinic management services for Dr. Sanchez's clinic in Tijuana, Mexico. Dr. Sanchez's clinic offers a comprehensive alternative treatment program that includes certain of the alternative treatments described below. The clinic's entire medical staff is locally licensed. The clinic has 40 rooms for resident patients, three group treatment rooms, a pharmacy, a laboratory, a surgery room and several offices for doctors and administration. During 2000, the clinic began administering patient treatments using many of the biotechnology treatments discussed below.

     As part of our clinic management services, we provide technical know-how, equipment and supplies, and certain financial and logistical services to Dr. Sanchez's clinic. Under the clinic management agreement, we retain all funds generated from the clinic's operations.

     The technical know-how that we provide includes information and training regarding the procedures related to our cancer vaccines, the PGM angiogenesis inhibitor, the MPGC immune stimulant and the various cytokine mixtures and preparations.

     Equipment that we provide includes any laboratory or medical equipment necessary to administer the clinic's treatment program. The type of equipment that we provide from time to time includes liquid nitrogen containers, sterile hoods, centrifuges, incubators, environmental monitoring equipment and other related lab equipment. We do not manufacture or assemble any equipment. Supplies that we provide from time to time include common laboratory supplies and various reagents and solutions required for laboratory processes.

     The BioPulse-managed clinic in Tijuana has drawn patients from around the world, including Mexico and the United States. We plan to work with Dr. Sanchez to expand his clinic to provide additional laboratory facilities, as well as develop additional clinics in Mexico and other countries.

     We have an association with a German clinic that began in November 1999. Currently, the clinic is not utilizing our protocols. We anticipate re-evaluating this association within the next six months to determine whether to proceed forward or to seek association with another clinic in Germany. We have had preliminary discussions with clinics in other countries, including Australia, China and Costa Rica, who are interested in participating in our clinical studies. At this time we have no firm commitments or agreements with clinics in any of these countries.

Our Biotechnology Product Line

     We have not yet sought approval of the United States Food and Drug Administration, or other regulatory approval for any of our products, including our cancer vaccine, anti-angiogenesis, cytokine or immune-stimulant products. We will not be able to commercialize any of our potential products in the United States until we obtain FDA approval, so any delay in obtaining, or inability to obtain, FDA approval could substantially harm our business.

     We are conducting studies of the "cancer vaccines" and other biotechnology products discussed below on a fee-for-services basis at the BioPulse-managed clinic in Mexico. Participants apply to participate in the studies. The doctors who are supervising the study review the applications. Once accepted, participants receive an explanation of the procedures, including the potential risks, and sign informed consent forms. Participants are free to withdraw from these studies at any time.

     The fee-for-services program reduces the cost of conducting clinical studies of the products. However, from time to time, we accept participants who are unable to pay, and in many cases, the cost of the treatment for a particular participant may exceed the fee. However, the fees generated typically cover the cost of the studies so that we do not expect to run a deficit in conducting these patient studies. The primary budgetary impact on us is in purchasing the equipment necessary for diagnostics and treatment. This equipment includes blood analysis machines, patient monitoring equipment, incubators, sterile hoods, centrifuges, other equipment required to prepare and store the vaccines and other laboratory supplies. We expect to purchase additional diagnostic equipment as funds become available either through operations or through future debt or equity financing.

     TK1 Cancer Screening Test.
     --------------------------

     We consider existing tests for the early detection of cancer to be invasive, expensive and not sufficiently reliable. We also believe that commercially available methods of monitoring the progress of patients during cancer treatment are inadequate.

     We believe that our TK1 test may enable early detection and monitoring of several types of common cancers in an efficient and cost effective
manner.   In addition, we believe that the TK1 test, once we have finalized development of a kit using the Enzyme-Linked Immunosorbent Assay (ELISA) format, would require only a small blood sample and could also be incorporated into a standard blood test panel. The ELISA format is a fundamental tool of clinical immunology, based on the principle of antibody-antibody interaction. A kit using this format provides easy visualization of results, detecting the presence and amount of TK1, and can be completed without the expense and other problems of using radioactive materials. For these reasons, we believe that medical practitioners may order our cancer screening tests, if and when available, as part of a regular screening program for the early detection of various cancers, for use in assessing the progress of patients undergoing cancer treatment, and for use in determining prognosis post-treatment.

     The TK1 test was originally developed at Brigham Young University
(BYU) and is being further developed by Covance Research Products, Inc., in Denver, Pennsylvania. We licensed the intellectual property rights to the TK1 test from BYU under a license agreement that is discussed in greater detail below. We are collaborating closely with BYU to monitor Covance's efforts. We have the responsibility to supply enough antigen to prepare the proposed calibrator lost, to supply at least two cell lines that make the monoclonal antibodies suitable for use in the proposed ELISA sandwich assay for TK1, to supply enough purified monoclonal antibody from at least the clones to be used in the proposed ELISA sandwich assay for TK1 to permit the start of initial assay development and calibrator stability studies without waiting for the production of additional antibody, human serum samples with known TK1 levels and a vector with the human TK1 gene inserted for use in the bacterial expression systems or the Raji cell line suitable for use in the production of human TK1. We are providing these requirement in conjunction with BYU.

     The remaining research and development necessary to complete the product, which is being done primarily by Convance with our assistance and the assistance of BYU, include cell culture, cloning and freezing; antibody production, purification and labeling; calibrator definition, design, evaluation, test lot production, and stability testing; assay design and optimization; sensitivity; precision; and testing on patient samples. We estimate that this process will continue through December 2001 at a cost to us of approximately $200,000.

     Biotechnology Cancer Treatments.
     --------------------------------

     We believe immunotherapy may overcome many of the limitations of current cancer therapies by enabling the immune system to recognize and destroy cancerous cells both at the site of origin and at sites of metastases. We believe this may be feasible through either alternative methods or biotechnology methods, but we believe the best approach is an integrative approach relying on both methods.

     An immunotherapy treatment that we are researching is the "cancer vaccine," for which we have licensed the intellectual property rights, including the right to make, sell and use, from Aidan, Incorporated. We also have licenses from Aidan for the intellectual property rights, including the right to make, sell and use, to additional cancer treatments that we believe may complement the cancer vaccines. Among these are a patented anti-angiogenesis product that can be administered clinically, an immune-stimulant product made from bacterial cell wall extracts that we believe may act as a vaccine adjuvant adjuvants enhance the immune system response to antigens -- and a proprietary mixture of cytokines that we believe may act as adjuvants.

     We plan to retain commercial rights for our products in the United States and many parts of the world, although we may collaborate with other companies in some areas.

          1.   Cancer Vaccine.

     A new approach to cancer therapy takes advantage of the potential of dendritic cells to activate the immune system to attack tumor cells. This process is referred to in both scientific and popular media as a "cancer vaccine." These are therapeutic, as opposed to preventative, vaccines.
The feasibility of the cancer vaccine approach has been tested in in vitro studies (studies done in an artificial environment) and in animal and human studies. Approval for phase I and phase II human clinical trials of dendritic cell therapy has been granted to several companies and institutions by the FDA. We have not yet applied for or received regulatory approval to begin clinical trials of our dendritic cell therapy, or "cancer vaccine."

     Dendritic immune cells are specialized antigen-presenting cells found in trace numbers in the blood stream and in lymph and non-lymph tissues in the human body. They play a crucial role in the initiation of the immune response, including activation of cytotoxic T lymphocytes. They derive their name from the branch-like structures (dendrites) on their cell membranes, on which they present antigen.

     The method of treatment in the protocol we have licensed from Aidan is, briefly, as follows: Monocytes are isolated from patient blood and converted into dendritic cells using cytokines. The dendritic cells are then exposed in vitro to tumor antigens. These "programmed" dendritic cells are then re-infused into the patient intravenously, through the blood, and intradermally, through the skin. The re-infused cells may come in contact with lymphocytes and may induce an immune response toward the tumor antigen.

     We believe that an important element in the success of a cancer vaccine is the tumor-associated antigen that is exposed to the dendritic cells in vitro. Tumor associated antigens are being discovered yearly. Identification, purification, and characterization of these antigens are costly and time consuming. To date, no tumor-associated antigen with 100% specificity and sensitivity has been identified.

     We understand that Aidan, Inc., found that dendritic cells pulsed with a high molecular weight isolate of antigen-containing, autologous tumor, without identification, purification, or characterization of tumor associated antigens, can effectively induce T lymphocyte mediated cytotoxicity of human tumor cells in vitro. Based on studies conducted by Aidan, we believe that an in vivo immune response against tumor cells can be elicited by infusion of autologous dendritic cells that have been primed (pulsed) with high molecular weight autologous tumor isolates.

     We understand that Aidan also found that dendritic cells pulsed with a high molecular weight isolate of autologous urine, without identification, purification, or characterization of tumor associated antigens, can induce T lymphocyte mediated cytotoxicity of human tumor cells in vitro as effectively as dendritic cells pulsed with a target cell membrane derived antigen. Based on Aidan's research, we believe that an in vivo immune response against tumor cells can be elicited by infusion of autologous dendritic cells that have been primed (pulsed) with high molecular weight extracts of autologous human urine.

          2.   PGM, Angiogenesis inhibitor.

     A healthy body controls blood vessel development through a process of stimulating or inhibiting angiogenesis. Normally, the inhibitors dominate
the stimulators so angiogenesis does not occur.   Excessive angiogenesis is
noted in cancer and such other diseases as diabetic blindness, rheumatoid arthritis, and psoriasis. The new blood vessels feed the diseased tissues and destroy normal tissue because the diseased cells produce abnormal amounts of angiogenic stimulants or growth factors, overwhelming the natural inhibitors. These new blood vessels also allow tumor cells to escape into the blood system and find their way to other organs. This migration is known as tumor metastases.

     In 1971, Judah Folkman hypothesized that controlling angiogenesis, the growth of new blood vessels, could be a feasible anti-tumor strategy. Anti-angiogenesis therapies help the body fight tumors by halting new blood vessel growth. This may help starve the tumor and prevent metastases.

     Because of an anecdotal report of complete remission in a case of human ovarian carcinoma after consumption of an extract of the ubiquitous plant Convolvulus arvensis, Aidan tested extracts of this plant for anti-angiogenesis and immune stimulating effects. Convolvulus arvensis is well known to contain toxic alkaloids. Aidan developed a method to process the plant to minimize the alkaloids while preserving the anti-angiogenic and immune stimulating effects.

     The extract is primarily comprised of proteoglycan molecules and has been named PGM. We understand that Aidan has shown that the extracted plant product does have anti-angiogenic and immune system stimulating effects on human tumor cell lines. Aidan currently offers PGM in both clinical preparations and oral preparations for consumer use as a food supplement. Aidan's studies showed that the clinical preparations were more effective. We have licensed the right to use clinical preparations from Aidan on an exclusive basis. We also distribute the oral preparations to participants in clinical studies as determined by doctors. The trademark name for the commercial product containing PGM is "C-statin ." A U.S. patent covering PGM was issued in July 2000.

          3.   MPGC, Immune stimulant.

     MPGC is a preparation, created from a bacterial cell wall extract, that we believe to be capable of stimulating conversion of inactive immune
cells into active immune cells.   We believe that MPGC may also acts as a
powerful vaccine adjuvant. Like PGM, Aidan currently offers MPGC in both clinical preparations and oral preparations for consumer use as a food supplement. Aidan's studies showed that the clinical preparations were more effective. We have licensed the clinical preparations from Aidan on an exclusive basis. We distribute the oral preparations to patients at the clinic in Mexico as determined by attending physicians.

     We understand that Aidan's studies also show that PGM and MPGC are more effective when used in combination than when used separately. This synergy is the subject of continued research by us and Aidan.

          4.   Cytokine mixture.

     Cytokines are a family of small, intercellular regulatory proteins that mediate a variety of immunologic and nonimmunologic biological functions. Cytokines are grouped by function and include: interleukins; tumor necrosis factors; lymphotoxins; interferons; colony-stimulating factors; chemokines; and miscellaneous cytokines.

     Cytokines produced by other companies have been used successfully in cancer treatment. For example, recombinant interleukin 2 (Proleukin, Chiron Corporation, Emeryville, CA) has received approval for human use in the treatment of metastatic renal cell carcinoma and malignant melanoma. Its use results in complete responses of 7% and 6% of patients, respectively. Recombinant interferon alfa-2B (Intron A, Shering Corporation, Kenilworth, NJ) has received approval for human use for the treatment of hairy cell leukemia, malignant melanoma, follicular lymphoma, and Kaposi's sarcoma.

     Cytokines are produced by a variety of cell types. Both lymphocytes and monocytes produce several cytokines in response to immune challenge. Cells naturally produce several cytokines simultaneously. Several studies have suggested that synergistic anti-tumor effects occur when cytokines are used in combination as opposed to the use of single cytokine therapy.

     One of the reasons that the normal immune system does not respond to cancer is that dendritic cells naturally found in proximity to tumors are unable to effectively present antigen to T cells. These dendritic cells lack costimulatory molecules on their cellular surface, including CD 80 and CD 86, which are necessary for T cell activation. They also lack CMRF-44 and CD 83, which are markers indicating the maturity of the dendritic cells. We believe that inducing the expression of CD 80 and CD 86 may be of therapeutic advantage in the treatment of malignancies.

     Aidan has developed and licensed to us a method for using a monocyte conditioned medium (MCM) to convert inactive, ineffective dendritic cells into active, migrating, effective dendritic cells. In addition, the MCM contains cytokines that may have direct anti-tumor activities. Aidan's pilot clinical trial showed that the MCM induced rapid tumor cell death.

Our Alternative Medicine Protocols.

     We consider all of our treatment methodologies currently to be in clinical experimental status, and so inform all participants in our studies. In all cases, our approach is to assist and enhance the body's natural immune system in the context of whole body-mind healthiness. A major thrust of our plan of operations is to develop thorough long-term clinical studies of the results of our treatment methodologies and any products we may develop. We then plan to obtain regulatory approval for these treatments as necessary to allow further commercialization.

     One of the treatments being studied in the clinic in Mexico is the use of insulin-induced hypoglycemic therapy (IHT) as an aggressive cancer treatment. This therapy uses a regulated level of insulin and other medications to induce a hypoglycemic state in the patient that allows the attending physician to regulate blood oxygen levels, body temperature, and pH levels. This enables the attending physician to create an environment that we believe is intolerable to fast-growing cancer cells. Patients are continually monitored by a physician and a registered nurse throughout the procedure using standard hospital monitoring equipment and medicine to maintain safety.

     In addition to IHT, the clinic in Mexico also studies other alternative treatments that we believe may prove beneficial to cancer patients such as targeted nutritional programs and cleansing procedures.

     Regulatory Environment

     The nature of medical care makes the industry one of the more heavily regulated sectors. In the United States, a variety of governmental agencies have jurisdiction over health care products and services. For examples, each state has licensing boards that regulate the ability of individuals to work as physicians, nurses, or other health care providers. The FDA regulates the use of drugs within the United States. The Federal Trade Commission (FTC) regulates certain aspects of the practice of medicine, including advertising and marketing. Other countries have comparable regulatory frameworks. We have a policy of obtaining all required permits, licenses, and bonds to operate our facilities and sell our products and services. We have retained counsel to assist us in understanding and complying with these various regulations both in the United States and abroad.

     On February 2, 2001, we received a letter from the FTC's Western Region notifying us that they are conducting an inquiry into our advertising of health care products and treatments. The purpose of the inquiry is to determine whether we have engage in unfair or deceptive acts or practices, including whether we can substantiate claims we have made relating to treatments for cancer and other diseases. The FTC's Western Region has advised us that neither this notification, nor the existence of this inquiry should be viewed as an accusation by the FTC or its staff of any wrongdoing.

     We expect that the TK1 test will be our first product that will go through the FDA process and we are taking steps to begin generating the necessary data and other requirements to successfully obtain FDA approval. We may need to obtain additional funding through grants, debt or equity financing or corporate partnerships to complete the steps necessary for FDA approval. We intend to develop our TK1 technology in three ways: (i) perform cancer screening services in our own laboratories: (ii) license our intellectual property and sell our reagents that target TK1 to leading clinical reference laboratories to allow them to perform their own screening tests, using their own methods and equipment; and (iii) package our technologies in the form of diagnostic test kits that clinical laboratories can use to conduct screening services. The FDA treats each of these alternatives differently.

Providing testing services directly.

     The FDA does not actively regulate most laboratory tests that have been developed and used by the laboratory conducting the test. The FDA, however, does regulate reagents, such as ours, that react with a biological substance to identify a specific chemical substance. These regulations provide that most such reagents, which the FDA refers to as analyte specific reagents, are exempt from the FDA's premarket review requirements.

     If the FDA were to decide to regulate in-house developed laboratory tests, decide to require premarket approval or clearance of our analyte specific reagents, or conclude that licensing our intellectual property constitutes no-compliant labeling, the commercialization of our products and services could be delayed, halted or prevented. In addition, the FDA could impose penalties on us or seek other enforcement actions. Similarly, if the FDA were to determine that our blood collector requires premarket approval or clearance, the sale of our products and services could be delayed, halted or prevented and the FDA could impose penalties on us or seek other enforcement action.

     Finally, our reagents will be subject to a number of FDA requirements, including a requirement to comply with the FDA's quality system regulation that establishes extensive regulations for quality control and manufacturing procedures. Failure to comply with these regulations could subject us to enforcement action. Adverse FDA action in any of these areas could significantly increase our expenses and limit our revenue and profitability.

     Licensing our technology.

     Reagents generally do not require FDA approval or clearance if they are sold to clinical laboratories licensed by the government to perform high complexity testing and are labeled in accordance with FDA requirements, including a statement that their analytical and performance characteristics have not been established. A similar statement would also be required on all advertising and promotional materials relating to analyte specific reagents such as ours. Laboratories are also subject to restrictions on the labeling and marketing of tests that have been developed using analyte specific reagents. The analyte specific reagent regulatory category is relatively new and its boundaries are not well defined, and there has been some discussion within the government of changing the analyte specific reagent regulation. It is unclear whether any such changes would affect our tests.

     We believe that our in-house testing and the analyte specific reagents we intend to sell to clinical reference laboratories do not require FDA approval or clearance. We cannot be sure, however, that the FDA will not assert that our tests or one or more of our reagents require premarket approval or clearance. In addition, we cannot be sure that the FDA would not treat the licensing of the intellectual property we rely on as labeling that would subject the reagent to premarket approval or clearance and other FDA regulation. Moreover, we cannot be sure that the FDA will not change its position in ways that could negatively affect our operations.

     Any diagnostic test kits that we may sell would require FDA approval or clearance before they could be marketed. There are two review procedures by which a product may receive such approval or clearance. Some products may qualify for clearance under a premarket notification, or 510(k) procedure, in which the manufacturer provides to the FDA a premarket notification that it intends to begin marketing the product and demonstrates to the FDA's satisfaction that the product is substantially equivalent to a legally marketed product, which means that the product has the same intended use as, is as safe and effective as, and does not raise questions of safety and effectiveness different from a legally marketed device. A 510(k) submission for an in vitro diagnostic device generally must include manufacturing and performance data, and in some cases, it must include data from human clinical studies. Marketing may commence when FDA issues a clearance letter.

     If a medical device does not qualify for the 510(k) procedure, the FDA must approve a premarket approval application ("PMA") before marketing can begin. PMA applications must demonstrate, among other maters, that the medical device is safe and effective. A PMA application is typically a complex submission, usually including the results of preclinical and extensive clinical studies. Before the FDA will approve a PMA, the manufacturer must pass an inspection of its compliance with the requirements of the FDA's quality system regulations.

     We believe that our TK1 diagnostic test kit may require PMA approval. The PMA process is lengthy and costly, and we cannot be sure that the FDA will approve PMAs for our products in a timely fashion, or at all. FDA requests for additional studies during the review period are not uncommon, and can significantly delay approvals. Even if we were able to gain approval of a product for one indication, changes to the product, its indication, or its labeling would be likely to require additional approvals.

     Physicians who order our TK1 cancer screening test will need to obtain blood serum from patients. This blood serum will have to be transported to a laboratory. Tissue transport and storage containers are also medical devices regulated by the FDA although they generally have been exempt by regulation from the FDA's premarket clearance or approval requirement. We believe that our blood serum container falls within the exemption, but we cannot be sure that the FDA will not assert that our container is not exempt and seek to impose a premarket clearance or approval requirement.

     Regardless of whether a medical device requires FDA approval or clearance, a number of other FDA requirements apply to its manufacturer and to those who distribute it. Device manufacturers must be registered and their products listed with the FDA. Certain adverse events and product malfunctions must be reported to the FDA. The FDA also regulates the product labeling, promotion, and in some cases, advertising, of medical devices. Manufacturers must comply with the FDA's quality control system regulation that establishes extensive requirements for quality control and manufacturing procedures. Thus, manufacturers and distributors must continue to spend time money and effort to maintain compliance. Failure to comply can lead to enforcement action. The FDA periodically inspects facilities to ascertain compliance with these and other requirements.

     To the extent that we perform cancer screening tests in our own laboratories in the United States, we will be subject to federal and state laws and regulations regarding the operation of clinical laboratories. The federal Clinical Laboratory Improvement Act and laws of certain states, impose certification requirements for clinical laboratories, and establish standards for quality assurance and quality control. Clinical laboratories are subject to inspection by regulators and possible sanctions for failing to comply with applicable requirements,. Sanctions available under the Clinical Laboratory Improvement Act include prohibiting a laboratory from running tests, requiring a laboratory to implement a corrective plan, and imposing civil money penalties. If we fail to meet the requirements of the Clinical Laboratory Improvement Act or other federal or state law, we could be stopped from providing services and incur significant expense, thereby limiting our revenue and profitability.

     All of our potential cancer vaccine, anti-angiogenesis, cytokine and immune-stimulant products, as well as our cell processing and manufacturing activities, are subject to comprehensive regulation by the FDA in the United States and by comparable authorities in other countries. The process of obtaining FDA and other required regulatory approvals, including foreign approvals, is expensive and often takes many years and can vary substantially based upon the type, complexity and novelty of the products involved. Because our cancer vaccines and our other products are novel, regulatory agencies do not have experience with them. This may lengthen the regulatory review process, increase our development costs and delay or prevent commercialization of our cancer vaccines and our other products.
To our knowledge, no cancer vaccine using dendritic cell technologies has been approved for marketing in the United States. Consequently, there is no precedent for the successful commercialization of our cancer vaccine products. Our other products differ in many respects from other anti-angiogenesis cytokine and immune-stimulant products that have gone through the FDA process, so we do not know whether the FDA will treat our products in the same way. In addition, we have had only limited experience in filing and pursuing applications necessary to gain regulatory approvals, which may impede our ability to obtain timely approvals from the FDA. We have not yet sought FDA or other regulatory approval for our cancer vaccine, anti-angiogenesis, cytokine or immune-stimulant products. We will not be able to commercialize any of our potential products in the United States until we obtain FDA approval, and so any delay in obtaining, or inability to obtain, FDA approval would harm our business.

     If we violate regulatory requirements at any stage, whether before or after marketing approval is obtained, we may be fined, forced to remove a product from the market and experience other adverse consequences including delay, which could materially harm our financial results. Additionally, we may not be able to obtain the labeling claims necessary or desirable for the promotion of our products. We may also be required to undertake post-marketing trials. In addition, if we or others identify side effects after any of our vaccines or other products are on the market, or if manufacturing problems occur, regulatory approval may be withdrawn and reformulation of our vaccines additional clinical trials, changes in labeling of our vaccines, and additional marketing applications may be required.

     An investigational new drug application must become effective before human clinical trials may commence in the United States. The investigational new drug application is automatically effective 30 days after receipt by the FDA, unless before that time the FDA requests an extension to review the application, or raises concerns or questions about the conduct of the trials as outlined in the application. In the latter case, the sponsor of the application and the FDA must resolve any outstanding concerns before clinical trials can proceed. However, the submission of an investigational new drug application may not result in the FDA authorizing us to commence clinical trials in any given case.

     Preclinical studies involve laboratory evaluation of product characteristics and animal studies to assess the efficacy and safety of the product. The FDA regulates preclinical studies under a series of regulations called the current Good Laboratory Practices regulations. If the sponsor violates these regulations, the FDA, in some cases, may invalidate the studies and require the sponsor replicate those studies.

     If testing of a particular product does not yield successful results, then we will be unable to commercialize that product. We must demonstrate that our products are safe and effective in humans through extensive preclinical and clinical testing. We may experience numerous unforeseen events during, or as a result of, the testing process that could delay or prevent commercialization of our products, including different or unexpected results in later clinical trials, risk to participating subjects or patients, undesirable side effects, or other problems that would preclude regulatory approval or limit the commercial use of the products if approved.

     Moreover, we may take longer to complete our clinical trials than we project, or we may not be able to complete them at all. Clinical testing is very expensive, can take many years, and the outcome is uncertain. The data collected from our clinical trials may not be sufficient to support approval by the FDA of any of our cancer vaccines or other products. The FDA may not ultimately approve any of our product candidates for commercial sale. If we fail to adequately demonstrate the safety and efficacy of a cancer vaccine or any other product, this would delay or prevent regulatory approval of that product, which could prevent us from achieving profitability in that product line.

     Competitive Environment

     The market for alternative clinics consists primarily of owner-operated medical clinics that specialize in one form of treatment or another. Many of these clinics attract Americans who cannot get the type of medical treatment they desire in the United States. The largest number of alternative clinics are in Europe and Mexico, although they are found in many other countries. The majority of the alternative treatments offered at the clinic in Mexico are similar to those offered at many other clinics and are well-known in literature discussing alternative medicine.

     We operate in a highly competitive environment and focus on highly competitive areas of product development. Our competitors include, among others, major pharmaceutical companies and biotechnology companies, including those that focus on cancer detection and treatments. Academic institutions, governmental agencies and other public and private research organizations are also conducting research activities and seeking patent protection and may commercialize products on their own or through joint ventures.

     Many existing and potential competitors have substantially greater scientific research and product development capabilities, as well as greater financial, marketing and human resources than we do. In addition, many biotechnology firms have formed collaborations with large, established pharmaceutical companies to support research, development and commercialization of products that may be competitive with ours.

     Our competitive position also depends on our ability to develop effective proprietary products, obtain the necessary regulatory approvals as discussed above, implement production and marketing plans, including collaborations with other companies with greater marketing resources than ours, obtain patent protection and secure sufficient capital resources.

     There are many companies that are developing cancer tests based on tissue samples. To our knowledge, none of these are using a similar TK1 approach. We believe most are using a form of DNA testing to detect proteins or nucleic acids that are produced by various cancers. There are also many companies that are developing cancer vaccines and related immunotherapies. Many of these companies are seeking a specific antigen that they can patent or otherwise protect. Others are developing specialized equipment to improve the procedures. Most of these companies, including us, have proprietary methods for preparing the dendritic cells and the antigens for presentation to the patient's immune system. Many biotechnology companies are also researching angiogenesis inhibitors.

     Marketing

     We engage in a variety of marketing efforts, including advertising in magazines, participation in trade shows and maintenance of a web page that describes our research and development efforts and refers to clinical trials that use our treatments. We have continuing dialog with industry leaders and specialists, and we have participated in radio call-in shows and discussions. We are currently implementing a program of informing physicians, chiropractors and other alternative health car practitioners about our activities. When required regulatory approvals are obtained, we intend to market our any approved products directly or through co-marketing or licensing agreements and strategic alliances with pharmaceutical or biotechnology companies.

     Principal Suppliers

     Principal suppliers of equipment and supplies for BioPulse-affiliated clinics include Merit Pharmaceuticals, Bayer Diagnostics and Beckman Coulter, Inc. Equipment and supplies are provided to us by these companies on an as-ordered basis.

     Intellectual Property

Our Patent And Trademark Policy.

     It is our policy to seek patent protection in the United States and in foreign countries. Primarily because of differences among patent laws in various jurisdictions, the scope of, and hence the protection afforded by, any patents we may receive may vary from jurisdiction to jurisdiction even though they relate essentially to the same subject matter.

     The patent position of firms in the our industry generally involves highly complex legal and other issues, resulting in both an apparent inconsistency regarding the breadth of claims allowed in United States patents and general uncertainty as to their legal interpretation and enforceability. Accordingly, there can be no assurance that patent applications owned from time to time by us or our licensees will result in patents being issued or that, if issued, the patents will afford competitive protection. Further, there can be no assurance that products or processes developed by us or our licensees will not be covered by third party patents, in which case continued development and marketing of those products or processes could require a license under such patents.


     There can be no assurance that if a legal action were to be brought against us on the basis of any third party patents, such action would be resolved in our favor. Such an unfavorable result against us could result in monetary damages and injunctive relief. Further, even a favorable result could cause expenditure of substantial monetary and other resources in connection with our defense against any such action.

Granted Patents And Pending Applications.

     We have licenses, described below, for 5 patents (issued and pending) related to the cancer screening test, anti-angiogenesis, cancer vaccines, cytokines, and immune stimulants. This technology has been discussed generally above. As U.S. patent applications are maintained in secrecy by the U.S. Patent and Trademark Office until patents issue and because publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain that the parties from whom we has licensed inventions were the first creators of the inventions that we have licensed or that such creators were the first to file patent applications for those inventions.

     In December 2000, we entered into an Exclusive License and Bailment Agreement with Brigham Young University which granted us exclusive, worldwide (subject to an option agreement between the University and E. Excel Laboratories, Inc. which covers rights in the countries of Japan, China, Taiwan, Korea, Malaysia, Indonesia, Philippines and Singapore) right and license to develop, manufacture, sell and otherwise transfer the in vitro serum diagnostic TK and TK1 tests and related products, subject to the University's right to use the licensed technology for continuing research and non-commercial academic uses in exchange for $800,000. Under this license agreement, we paid the University an initial license issue fee and must pay additional royalty payments based upon adjusted gross sales of the licensed products, improvements or processes. In addition, we are obligated to pay certain minimum royalty payments in calendar year 2003 and each year thereafter. This agreement terminates on the fifth anniversary of effective date, subject to our right to extend this Agreement for additional five year periods by giving written notice to the University. The University has the right to terminate the agreement in the event of any uncured breach by us, including the failure to meet certain performance milestones, or our financial inability to perform our obligations under the Agreement.

     Pursuant to this agreement, we must meet certain performance requirements including: developing a serum ELISA diagnostic kit for the detection of TK-1 isoenzyme by December 31, 2001; completing clinical trials to validate the clinical usefulness of the in vitro serum diagnostic ELISA test by June 30, 2002; and submitting applications for U.S.F.D.A. approval for the in vitro serum diagnostic ELISA test by December 31, 2002, and thereafter vigorously pursue approval of the application. If we believe we will be unable to meet develop a functional test, we may notify BYU and terminate the agreement. Upon receipt of such notice, BYU shall refund $700,000 of the license fee.

     In August 2000, we entered into a sublicensing agreement with Aidan which granted us an exclusive (excepting experimental use in the United States), worldwide sublicense to use and exploit certain products and procedures, including MPGC, PGM, dendritic cell therapy, cytokines and different forms of cancer antigens. This license does not include the rights related to the oral forms of MPGC and PGM. Under this sublicense agreement, we must pay certain license fees to Aidan. In addition, we granted Aidan an option to purchase 1,500,000 shares of our common stock, subject to vesting upon the occurrence of certain conditions. This sublicensing agreement shall expire upon the last to expire of any patents obtained with respect to this licensed products, subject to Aidan's right to terminate the sublicensing agreement in the event of any uncured breach of the agreement or our insolvency.

     Trade Secrets And Technological Know-How.

     While we generally will pursue a policy of seeking patent protection to preserve proprietary technology as appropriate, we also have and will continue to rely on trade secrets, unpatented proprietary information and continuing technological innovation to develop and maintain our competitive position. There can be no assurance, however, that others will not independently develop substantially equivalent proprietary information and technology or otherwise gain access to such or equivalent trade secrets, proprietary information or technology or that we can meaningfully protect its rights to such secrets, proprietary information and technology.

     The majority of the alternative treatments offered at the clinic in Mexico are comparable to those offered at many other clinics and are well-known in the literature. We have developed some proprietary protocols that may be beneficial to patients, but these have limited value in the marketplace.

     Environmental Law Costs and Effects

     Compliance with currently existing federal, state and local regulations pertaining to the discharge of materials into the environment or otherwise relating to the protection of the environment is not anticipated to have an impact on our capital expenditures, earning and competitive position.

     Employees

     As of January 31, 2001, we had 7 full-time administrative employees. We consider our relations with these administrative employees to be good. None of the our current administrative employees is covered by a collective bargaining agreement. We also have approximately 50 employees at the Mexico clinic. We consider our relations with these employees to be good. To our knowledge, these employees are not covered by a collective bargaining agreement.

     Consultants

Liviakis Financial Communications, Inc.

     On or about October 13, 2000, we entered into a one year consulting agreement with Liviakis Financial Communications, Inc. In exchange for 1,550,000 restricted common shares, Liviakis Financial agreed to consult and assist us in developing and implementing appropriate plans and means for presenting us to the financial community and creating a foundation for subsequent financial public relations efforts; introduce us to the financial community; consult and assist in communicating appropriate information to the financial community; advise us as to relations with stockholders, brokers, dealers, analysts, other investment professionals, and with financial public relations in general; perform functions associated with stockholder and public relations, including responding to telephone inquiries and preparing press releases with our involvement; disseminate information to the public pursuant to our approval; assist us in meetings with investment professionals; and otherwise advise us as to public relations and financial relations.

     In addition to the 1,550,000 restricted common shares, Liviakis Financial shall also receive a 2.5% finder's fee for any introduction to a lender or equity investor that leads to us obtaining additional funding.

Roth Capital Partners, Inc.

     On December 20, 2000, we entered into a Private Placement Engagement Agreement with Roth Capital Partners, Inc. to act as an exclusive financial advisor and placement agent for private placements of our securities on a best efforts basis for six months. Upon closing of each placement, Roth will receive a cash payment of 9% of the aggregate purchase price of the securities placed plus warrants to purchase BioPulse common stock equal to 10% of the number and the price of the securities placed.

     The scope of Roth's duties under the agreement consist of analyses, advice and co-ordination of efforts customary for this type of placement. In addition, Roth may advise us regarding merger and acquisition transactions presented to us during the term of their engagement.

     Property and Facilities

     We currently lease approximately 5,514 square feet of space in South Jordan, Utah. We pay $8,730.50 per month for the space. The lease runs through 2003. In January 2001, we entered into a lease with a five year term for approximately 17,000 square feet of space in San Diego, California. The monthly rent for this space is approximately $15,000. We expect to move our executive offices to San Diego and sublease the space in South Jordan.

     The Company is committed to an operating lease for approximately 6,000 square feet of clinic and office space in Tijuana, Mexico. The lease requires the payment of $11,000 per month adjusted each March 1st by the U.S. consumer price index, and expires February 28, 2005.

     Reports to Security Holders

We file annual, quarterly and current reports with the Securities and Exchange Commission ("SEC"). The public may read and copy any materials filed by us with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We are an electronic filer and the SEC maintains an Internet site that will contain reports, proxy and information statements, and other information that we have filed with the SEC which may be viewed at http://www.sec.gov.

                                 Management

     The following table sets forth the name, age, and position of each executive officer and director and the term of office of each director of the Corporation.

Name                  Age   Position          Director or Officer Since
----                  ---   --------          -------------------------
Jonathan Neville       46   CEO &             January 1999
                            Director

Loran Swensen          43   President &       January 1999
                            Director

John M. Allen          55   Chief Financial   February 2001
                            Officer

Martha D. Rodririguez  46   Vice President    August 2000

Jan Morse              39   Secretary         September 1999

Michael L. Jones       48   Treasurer         January 2000

Anthony Jessop         60   Director          January 2001

Reid Jilek, Ph.D.           Director          January 2001

     Our directors hold office until each annual meeting of stockholders or until their successors are elected or appointed. Thereafter, at each annual meeting of stockholders the successors to the directors will be elected to serve from the time of election and qualification until the next annual meeting following election. Officers serve at the will of the Board of Directors.

     The following sets forth certain biographical information relating to our Officers and Directors:

     Jonathan Neville, Chief Executive Officer, Director. Mr. Neville is a graduate of Brigham Young University where he earned a B.S. in Agricultural Economics, an M.S. in Agribusiness, and a J.D. After graduating, he clerked for H. Vern Payne, Chief Justice of the New Mexico Supreme Court. He then spent five years in the U.S. Air Force as a Judge Advocate General. He became General Counsel for Genesis Seed Corporation in 1986, a national turf seed producer and distributor. In 1991, he co-founded Tempus Entertainment, Inc. After selling his interest in Tempus in 1993, he co-founded Multi-Dimensional Studios in 1994, a leading producer of 3D computer animation and videos. He has advised a variety of other startups and small companies, including Advanced Technologies Group, Inc. He co-founded BioPulse, Inc., in 1998 with Mr. Swensen and Mr. Morrow. Since 1980 he has written in 30 volumes of the Legalines series for Harcourt Brace Jovanovich.

     Loran Swensen, President, Director.   Mr. Swensen has been an
entrepreneur since 1980 when he started his own company, Alternate Energy Corp., where he developed high insulating security windows. Mr. Swensen sold the business in 1981 and developed Home Based Business News. In 1984, Mr. Swensen co-founded three companies, Enhanced Simulation where he co-developed and patented a rotating motion simulator for the amusement industry, Multi-Dimensional Studios where he co-developed the MDS 3D EFX Thunder Theater and 3D movies, and Advanced Technology Group where he co-developed the Realeyes 3D box. In 1985, Mr. Swensen founded Swensen Research Company where he developed Brain Neuro-Simulators which were sold throughout the medical industry.

     John M. Allen, Chief Financial Officer. From 1999 to 2001, Mr Allen was the Chief Financial Officer for Oversea Systems, LLC, a provider of hardware and software and internet solutions for capturing and linking data and images. Mr. Allen was responsible for finance functions in the U.S., Europe and the Far East and for analyzing and assessing the company's growth potential in those markets. He was also oversaw the management of the company's U.S. facilities, human resources, purchasing and materials. From 1987 to 1999, Mr. Allen served as the Controller for XOMA Corporation, a boipharmaceutical developer and manufacturer of therapeutic drugs. At XOMA, Mr. Allen oversaw financial planning, analysis and reporting, cost accounting, budgeting, forecasting, project costing and accounting operations. Mr. Allen has also worked as an Audit Senior, CPA at Deloitte & Touche, and holds MBA in finance and accounting from University of California, Berkeley.

     Martha D. Rodriquez, Vice President. Ms. Rodriquez graduated from Escuela de Enfermera del I.M.S.S. with her RN in 1997. She received her LPN from La Universidad Autonoma de Baja California in 1978. She also graduated from Universidad Ivero Americana in 1988. From 1994 through 1996 Ms. Rodriquez was the Head Nurse for Clinica Ban-Her in Tijuana, Mexico. From 1996 to 1998 she was self-employed as a freelance surgical nurse. Ms. Rodriguez joined BioPulse International, Inc., in January 1999. She has served as Head Nurse and Medical Director for the BioPulse Tijuana Clinic. In August 2000, she became a Vice President and our Administrative Director of Mexican Clinics.

     Jan Morse, Secretary. Ms. Morse is the Secretary and current Director of Operations at the BioPulse International, Inc. corporate offices. Her duties include overseeing the running of the BioPulse business offices, managing staff, payroll and book keeping. From 1997 to the present, Ms. Morse worked at Multi-Dimensional Studios as Executive assistant and Director of Operations. Before joining Multi-Dimensional Studios, Ms. Morse worked as a customer service representative with U.S. West. Ms. Morse attended Southern Utah State College (now Southern Utah University) from 1979 to 1981.

     Michael L. Jones, Treasurer. Mr. Jones is a graduate of Brigham Young University in Business Management and attended Graduate School at California State University, Northridge in accounting. He worked in public accounting for over 15 years and was vice president of the accounting firm of Tanner & Co. He served three terms as chairman of the Utah Association of CPAs Taxation Committee. He was listed by Money Magazine as one of America's Best Tax Practitioners. He served for five years as Treasurer of the Utah Republican Party. Mr. Jones has also worked as a management consultant and computer consultant.

     Anthony Jessop, Director. Mr. Jessop founded Jessop International Group, Ltd. and served as its president from 1991 to 2000. Jessop International acts as a financial advisor with particular emphasis in corporate financing and investor relations. From 1975-1991, Mr. Jessop worked for a number of New York Stock Exchange firms including, Hayden Stone, Delafield and Delafield, E.F. Hutton, John Muir, Bankers Trust, Rooney Pace, Grady Hatch and First Hanover Securities. His primary responsibility was institutional sales. Mr. Jessop is a graduate of the University of New Brunswick.

     Reid Jilek, Ph.D., Director. From 1994 to 2000, Dr. Jilek has served as a Senior Partner at Asia Pacific Alliance Company. At Asia Pacific, Dr. Jilek has been responsible for setting up preclinical and clinical research programs for North American pharmaceutical and biotechnology companies in Asia. He has also been involved in forming alliances, joint ventures and partnering arrangements between U.S. and Asian companies. Dr. Jilek has over ten years experience in the biomedical and pharmaceutical industry.
In 1974 Dr. Jilek received a B.S. in microbiology from Southern Illinois University. In 1975 he recieved an M.S. in zoology from the same university. In 1977 he earned an M.S. in physiology from the University of Illinois. In 1980 he received a Ph.D. in pathology from Ohio State University. In 1981 he received an M.S. in biomedical engineering from the University of Virginia. In 1986 he received a B.S. in electrical engineering from McGill University in Montreal, Canada.

              Compensation of Directors and Executive Officers

                         Summary Compensation Table

                                         Long Term Compensation
                                             Awards       Payouts
               Annual Compensation       Other    Restr-
Name and                                 Annual   icted                     All
Principal                       Bonus    Compen-  Stock   Options  LTIP     Other
Position       Year    Salary   $        sation   Awards  /SARs    Payout   sation
-----------------------------------------------------------------------------------

Jonathan
 Neville       2000    60,000   -0-      -0-      -0-     -0-      -0-      -0-
CEO, Director  1999    60,000   -0-      -0-      -0-     -0-      -0-      -0-
               1998       -      -        -        -       -        -        -

Loran Swensen  2000    60,000   -0-      -0-      -0-     -0-      -0-      -0-
President,
Director       1999    60,000   -0-      -0-      -0-     -0-      -0-      -0-
               1998       -      -        -        -       -        -        -


                                          48




Martha D.
 Rodriguez     2000    24,900    -        -        -       -        -        -
Vice President 1999     6,700    -        -        -       -        -        -
               1998       -      -        -        -       -        -        -

Jan Morse      2000    24,000   -0-      -0-      -0-     -0-      -0-      -0-
Secretary      1999    24,000   -0-      -0-      -0-     -0-      -0-      -0-
               1998        -     -        -        -       -        -        -

Michael L.
 Jones         2000    49,400   -0-      -0-      -0-     -0-      -0-      -0-
Treasurer      1999       -      -        -        -       -        -        -
               1998       -      -        -        -       -        -        -

Stephen R.
 Fey           2000      -0-    -0-      -0-      -0-     -0-      -0-      -0-
Chairman
 of Board      1999      -0-    -0-      -0-      -0-     -0-      -0-      -0-
Director(1)    1998      -0-    -0-      -0-      -0-     -0-      -0-      -0-

F. Briton
 McConkie      2000      -0-    -0-      -0-      -0-     -0-      -0-      -0-
Director(1)    1999      -0-    -0-      -0-      -0-     -0-      -0-      -0-
               1998      -0-    -0-      -0-      -0-     -0-      -0-      -0-

Robert Morrow  2000    36,000   -0-      -0-      -0-     -0-      -0-      -0-
Director(2)    1999      -0-    -0-      -0-      -0-     -0-      -0-      -0-
               1998       -      -        -        -       -        -         -

(1) Resigned as a director in February 2001.
(2) Resigned as a director in January 2001.

     Option Grants In Current Fiscal Year

     The following table sets forth each grant of stock options to a Named Executive Officers and Directors. These stock grants are subject to approval by the shareholders at the next shareholder meeting. No stock appreciation rights have been granted during the current fiscal year.

                                  Individual Grants
                              -------------------------

                         Number of    Percent of
                         Securities   Options Granted
                         Underlying   To Employees     Exercise
                         Options      During Current   Price       Expiration
                         Granted      Fiscal Year      ($/Share)   Date
                         ----------   ---------------  ----------- ------------
Jonathan Neville            68,026       1.9%            $3.23     10/11/2005
                           831,974      22.8%            $2.94     12/31/2009
Loran Swensen               68,026       1.9%            $3.23     10/11/2005
                           831,974      22.8%            $2.94     12/31/2009
Martha D. Rodriguez         15,000       0.4%            $2.94     12/31/2009
Jan Morse                   50,000       1.4%            $2.94     12/31/2009
Michael L. Jones           150,000       4.1%            $2.94     12/31/2009
Stephen R. Fey             550,000      15.1%            $2.94     12/31/2009
F. Briton McConkie         550,000      15.1%            $2.94     12/31/2009
Robert Morrow              250,000       6.9%            $2.94     12/31/2009

     We did not issue any options to our officers, directors or employees during the fiscal years ended July 31, 1998, 1999 or 2000.

     Employment Contracts and Termination of Employment and Change in Control Arrangement

     Except as disclosed in this prospectus, we have paid no other compensation directly or and none has accrued to any other officer or director to date. Compensation of officers and directors is determined by our board of directors and is not subject to shareholder approval.

     We have no retirement, pension, or benefit plan at the present time, however, the board of directors may adopt plans as it deems to be reasonable under the circumstances.

     In the last three years, no executive officer has received any amounts in connection with an executive officer's resignation, retirement, or other termination. No executive officer received any amounts in the last three years in connection with a change in our control or a change in the executive officer's responsibilities after a change in control.

                           Principal Stockholders

     The following table sets forth the name and the number of our common stock, owned of record or beneficially, by each person who owned of record, or was known by us to own beneficially, more than 5% of the our common stock ("Principal Shareholders"), and the name and share holding of each officer and director, and all officers and directors as a group:

               Name and                         Amount and
               Address of                       Nature of
Title of       Beneficial                       Beneficial       Percentage
Class          Owner (1)                        Ownership        of Class
-------------  -------------------------------- --------------   -----------
Common         Loran Swensen (3)                  1,904,200(6)     18.67%
               10070 Chattle Cir.
               S. Jordan, Utah 84095

Common         Jonathan Neville (3)               1,989,200(7)     19.50%
               1089 Ridgetop Corp. Drive
               S. Jordan, Utah 84095




                                          50


Common         John M. Allen (3)                        0             *
               951 Cerrito St.
               Albany, California 94706

Common         Jan Morse (3)                         60,000(8)        *
               1311 West Kodiak Way
               South Jordan, Utah 84095

Common         Maria D. Rodriguez (3)                15,000(9)        *
               416 West San Ysidro Blvd., #L583
               San Ysidro, California 92173

Common         Michael L. Jones (3)                100,000(10)      1.06%
               818 South Shirley Rae
               Farmington, Utah 84025

Common         Anthony Jessop (2)                      0              *
               P.O. Box CB12013
               Nassau, Bahamas

Common         Reid Jilek (2)                          0              *
               5567 Calumet Avenue
               La Jolla, California 92037

Common         John Liviakis (12)                1,253,500         13.13%
               495 Miller Avenue, Third Floor
               Mill Valley, California 94941

Common         Neil Riordan (13)                   900,000(14)      8.82%
               Aidan, Incorporated
               621 S. 48th Street, Suite 111
               Tempe, Arizona 85281

Common         Leonard Panzer (15)                 542,954(16)      5.72%
               Kauser Partners, L.P.
               570 Taxter Road, Suite 570
               Elmsford, New York 10523

Common         David Simms (17)                 5,357,778(18)      36.56%
               Hunts Drive, LLC.
               P.O. Box 972
               Road Town
               Tortola, British Virgin Islands

Common         Stephen R. Fey                      886,500(4)       9.00%
               Ivy Lane Row
               Provo, UT 84604


                                          51



Common         F. Briton McConkie                  886,500(5)       9.00%
               4014 Splendor Way
               Salt Lake City, UT 84124

Common         Robert Morrow                       567,600(11)      5.94%
               6814 E. 300 N
               Huntsville, UT 84317
-----------------------------------------------------------------------------------

Common         Officers, Directors and               4,068,400     36.12%
               Nominees as a Group:
               (8 people)
-----------------------------------------------------------------------------------
Total:                                              14,463,232     75.88%
===================================================================================

     *  Does not exceed one percent of the class.

     (1) The term "beneficial owner" refers to both the power of investment (the right to buy and sell) and rights of ownership (the right to received distributions from the company and proceeds from sales of the shares). Inasmuch as these rights or shares may be held by more than one person, each person who has a beneficial ownership interest in share is deemed to be the beneficial owner of all the shares. Therefore, the chart indicates that several persons may be deemed the beneficial owners of the same shares because there is shared power or investment or share rights of ownership.

     (2) Directors of the Company.

     (3) Officers of the Company.

     (4) This figure includes an option, which may become exercisable within the next 60 days, to purchase up to 550,000 additional shares of common stock. The grant of this option is subject to shareholder approval.

     (5) This figure includes an option, which may become exercisable within the next 60 days, to purchase up to 550,000 additional shares of common stock. This grant of this option is subject to shareholder approval.

     (6) This figure includes 1,004,200 shares held by the Lynda Swensen Family Trust. Lynda Swensen is the mother of our President Loran Swensen. Mr. Swensen is the beneficiary of the trust. Mr. Swensen may be deemed to be the beneficial owner of the shares held by the Trust. This figure also includes an option, which may become exercisable within the next 60 days, granted to Mr. Swensen to purchase up to 900,000 additional shares of common stock. The grant of this option is subject to shareholder approval.

     (7) This figure includes an option, exercisable within the next 60 days, to purchase up to 900,000 additional shares of common stock.

     (8) This figure includes an option, which may become exercisable within the next 60 days, to purchase up to 50,000 additional shares of common stock. The grant of this option is subject to shareholder approval.


     (9) This figure includes an option, which may become exercisable within the next 60 days, to purchase up to 15,000 additional shares of common stock. The grant of this option is subject to shareholder approval.

     (10) This figure includes an option, exercisable within the next 60 days, to purchase up to 100,000 additional shares of common stock. The grant of this option is subject to shareholder approval.

     (11) This figure includes an option, which may become exercisable within the next 60 days, to purchase up to 250,000 additional shares of common stock. The grant of this option is subject to shareholder approval.

     (12) This figure includes 1,193,500 common shares held of record by Mr. Liviakis and 60,000 shares held of record by Liviakis Financial Communications, Inc. Mr. Liviakis may be deemed to be the beneficial owner of the shares held by Liviakis Financial Communications, Inc.

     (13) Mr. Riordan is the president of Aidan, Incorporated, and may be deemed to be the beneficial owner of these shares.

     (14) This figure includes an option, exercisable within the next 60 days, to purchase up to 900,000 additional shares of common stock.

     (15) Mr. Panzer is the Managing Partner of Kauser Partners, L.P., and may be deemed to be the beneficial owner of these shares.

     (16) This figure includes an option, exercisable within the next 60 days, to purchase up to 189,318 additional shares of common stock.

     (17) Mr. David Simms has voting control and investment power over the shares held by Hunts Drive, LLC., and may be deemed to be the beneficial owner of these shares.

     (18) Hunts Drive currently owns 3,000 shares of series B convertible preferred stock. which are convertible to common stock within the next 60 days. The above listed figure includes the up to 965,148 common shares Hunts Drive may recieve upon conversion. This figure also includes the warrants to purchase up to 210,300 common shares. The warrants are exercisable within 60 days. Finally, this figure includes up to 4,182,330 shares of common stock and stock underlying warrants that may be issued to Hunts Drive, LLC, pursuant to certain private equity credit agreement, whereby we may seek additional funding up to $10,000,000. The securities issuable under the private equity credit agreement could be issuable within 60 days.

Change in Control

     To the knowledge of the management, there are no present arrangements or pledges of our securities that may result in a change in control.

                         Related Party Transactions

     Jonathan Neville, Loran Swensen current officers and directors, and former director, Dr. Robert Morrow, were promoters of BioPulse, Inc. When BioPulse, Inc. was acquired by International Sensor Technologies, Inc., Mr. Neville received 1,089,200 shares, Mr. Swensen received 1,004,200 shares, and Dr. Morrow received 317,600 shares of BioPulse International in exchange for their interests in BioPulse, Inc. Mr. Fey and Mr. McConkie, former directors of the Company each received 336,500 shares for their interests in International Sensor Technologies, Inc.

     During the fiscal year ended July 31, 1999, we received a loan for $90,000 from an officer, a loan for $90,000 from a corporation under common ownership, and a loan for $10,628 from a shareholder. Each of these loans were paid in full by October 31, 1999. Also during the quarter ended October 31, 1999, we loaned $74,620 to a corporation under common ownership. Currently the outstanding balance on this loan is $19,032.

     On or about October 13, 2000, we entered into a one year consulting agreement with Liviakis Financial Communications, Inc. In exchange for 1,550,000 restricted common shares, Liviakis Financial agreed to assist and advise us in matter relating to stockholder and investor relations, relations with brokers, dealers, analysts and other investment professionals, and to help us in developing and implementing presentational materials. To date, Liviakis Financial has introduced us to individuals in the financial community, including stockbrokers, institutions and analysts, handled incoming investor calls from shareholders, brokers and investment professionals, assisted us in preparing and packaging investor relations materials, helped us prepare and disseminate press releases, assisted in media relations, and set up investment conference calls. Liviakis Financial introduced us to and assisted in the negotiations with Kauser Partners, L.P. Liviakis Financial also introduced us to and engaged an investment banking relationship with Roth Capital Partners, Inc. We anticipate Liviakis Financial will continue to provide similar services through the remainder of the contract term.

     It is our understanding that Liviakis Financial was founded in 1985 as a full service investor relations firm, providing services principally to micro through mid-cap public companies listed on the Nasdaq, American, New York Stock and OTCBB Exchanges. The services provided by Liviakis Financial include financial community and media relations, editorial services and interactive communications, as well as administrative, consulting and advisory services. The overall purpose of Liviakis Financial is to enhance its corporate clients' recognition in the financial community, the media and among shareholders.

     To the Company's knowledge, none of the principals of Liviakis Financial hold any licenses, certifications or registrations.

                         Description of Securities

     We are presently authorized to issue one hundred and ten million (110,000,000) shares, which shall be divided into one hundred million (100,000,000) of common stock having a par value of $.001 each; two million (2,000,000) shares of Series A Preferred Stock having a par value of $.001; two million (2,000,000) shares of Series B Preferred Stock having a par value of $.001; two million (2,000,000) shares of Series C Preferred Stock having a par value of $.001: two million (2,000,000) shares of Series D Preferred Stock having a par value of $.001; two million (2,000,000) shares of Series E Preferred Stock.

     Common Stock

     The holders of common stock are entitled to equal dividends and distributions, per share, with respect to the common stock when, as and if declared by the Board of Directors from funds legally available therefor. Upon liquidation, dissolution or winding up, and after payment of creditors and preferred stockholders, if any, the assets will be divided pro-rata on a share-for-share basis among the holders of the shares of common stock. All shares of common stock now outstanding are fully paid, validly issued and non-assessable. Each share of common stock is entitled to one vote with respect to the election of any director or any other matter upon which shareholders are required or permitted to vote. Holders of our common stock do not have cumulative voting rights, so that the holders of more than 50% of the combined shared voting for the election of directors may elect all of the directors, if they choose to do so and, in that event, the holder of the remaining shares will not be able to elect members to the board of directors.

     Preferred Stock

     The rights of the our Series A, C, D, and E preferred stock shall be determined by the Board of Directors. At the present time, there are no issued and outstanding shares of Series A, Series C, Series D or Series E preferred stock.

     We do have 3,000 shares of Series B Convertible Preferred Stock issued and outstanding. The Series B Convertible Preferred Stock has a liquidation value of $1,000. The holders of Series B Convertible Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor prior to, and in preference to, any declaration or payment of any dividend on our common stock, at a rate of seven percent per annum of the amount of the liquidation value, which is payable upon converson based upon a 360 calendar day year. At our discretion, dividends shall be paid in cash or in shares of common stock which has been appropriately registered with the Securities and Exchange Commission. The holders of our Series B Convertible Preferred Shares shall, at any time after issuance, have the right to convert any whole preferred shares into that number of fully paid nonassessable shares of common stock which is determined per share of preferred stock by dividing $1,000 by the Conversion Price. The Conversion price shall be the lesser of $9.75 or eighty percent (80%) of the average of the three lowest closing bid prices of the common stock during the 20 day tradings immediately prior to the conversion date. For so long as we have not received a notice of conversion for such shares, we may redeem shares of our Series B Preferred Stock. If we serve notice on the holders within 120 days of January 24, 2001 the redemption price shall be equal to 120% of the liquidation value, plus all accrued but unpaid dividends on such shares. If we serve notice of redemption after 120 days, but within 180 days of January 24, 2001, the redemption price shall equal 125% of the liquidation value, plus all accrued, but unpaid dividends on such shares. If notice of redemption is served on or after the 180th day, the redemption price shall equal130% of the liquidation value, plus all accrued, but unpaid dividends on such shares. If we deliver notice of redemption pursuant to the foregoing sentence, the holders shall retain their conversion rights with respect to up to a maximum of 100% of the number of shares subject to the redemption.

Transfer Agent and Registrar

     We have appointed Interwest Transfer Company, 1981 E. 4800 S., Salt Lake City, Utah 84117, as the transfer agent and registrar for our securities.

              Selling Securityholders and Plan of Distribution

     An aggregate of up to 7,779,732 shares of our common stock may be offered and sold pursuant to this prospectus by the selling securityholders. We are registering these shares on behalf of the selling securityholders. We will pay all costs, expenses and fees in connection with this registration, except that the selling stockholders will pay underwriting discounts and selling commissions, if any. We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

     The following table shows certain information as of the date of this prospectus regarding the number of common shares, and warrants and options to purchase our common stock beneficially owned by each selling shareholder and the number of shares each selling shareholder is including for sale in this prospectus.

                       Beneficial                                Beneficial
                       Ownership                Number Offered   Ownership
Selling                of Common Stock          By Selling       of Common Stock
Securityholder         before Offering (1)      Securityholder   After Offering (2)
---------------------- -----------------------  ---------------  -------------------
                       Number        Percent                     Number     Percent
                       ------------  --------                    ---------- --------
Kauser Partners, L.P.    353,636       3.73%       353,636           0        *
Kauser Partners, L.P.    189,318(3)    2.00%       189,318           0        *
Aidan, Incorporated      200,000(4)    2.11%       200,000           0        *
Paul Kessler               5,000         *           5,000           0        *
John Liviakis          1,193,500      12.84%     1,193,500           0

                                          56


Liviakis Financial
Communications, Inc.      60,000         *          60,000           0        *
Anthony Altavilla        148,250       1.56%       148,250           0        *
Jens Dalsgaard           148,250       1.56%       148,250           0        *
Hunts Drive, LLC         210,300(3)    2.21%       210,300           0        *
Hunts Drive, LLC         965,148(5)    9.40%       965,148           0        *
Hunts Drive, LLC       4,182,330(6)   31.02%     4,182,330           0        *
Roth Capital
 Partners, Inc.          100,500(3)    1.07%       100,500           0        *
Anthony Soich             11,100(3)      *          11,100           0        *
Carbon Mesa Partners      12,400(3)      *          12,400           0        *

* Less than 1%.

(1) Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of the date of this Prospectus are deemed outstanding.
(2) Assumes that all shares offered for sale in this prospectus are sold.
(3) Represents shares of common stock issuable upon exercise of outstanding warrants.
(4) Represents shares of common stock issuable upon exercise of outstanding options.
(5) Represents the shares of common stock issuable upon conversion of the series B convertible preferred shares.
(6) Represents the common shares that may be issued to Hunts Drive, LLC, pursuant to certain private equity credit agreement, whereby we may seek additional funding up to $10,000,000.

     The selling securityholders listed above, who are not individuals, have provided us with additional information regarding the individuals who exercise control over the selling shareholder. The proceeds of any sale of shares pursuant to this prospectus will be for the benefit of each of the individuals that control the selling entity. The following is a list of the selling securityholders and the individual who exercises control of the entity:

     o Kauser Partners, L.P. - controlled by Mr. Leonard Panzer.
     o Hunts Drive, LLC - controlled by Mr. David Simms.
     o Aidan, Incorporated - controlled by Mr. Neil Riordan.
     o Liviakis Financial Communications, Inc. - controlled by Mr. John
       Liviakis.
     o Roth Capital Partners, Inc. - controlled by Mr. Gordon Roth.
     o Carbon Mesa Partners - controlled by Mr. Michael Rosenblum.

     The selling securityholders may sell their shares at various times in one or more of the following transactions:
     (1) on the OTC Bulletin Board (or any other exchange on which the shares may be listed);
     (2)  in the over-the-counter market;
     (3)  in negotiated transactions other than on such exchange;
          by pledge to secure debts and other obligations;
     (4) in connection with the writing of non-traded and exchange-traded call options, in hedge transactions, in covering previously established short positions and in settlement of other transactions in standardized or over-the-counter options; or
     (5)  in a combination of any of the above transactions.

  The selling securityholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. The selling securityholders may sell shares directly or may use broker-dealers to sell their shares. The broker-dealers will either receive discounts or commissions from the selling securityholders, or they will receive commissions from purchasers of shares. This compensation may be in excess of customary commission.

  The selling securityholders may also sell all or a portion of their shares under Rule 144 under the Securities Act of 1933, or may pledge shares as collateral for margin accounts. These shares could then further be resold pursuant to the terms of such accounts.

  If we are notified by the selling securityholders that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, under Rule 424(b) under the Securities Act, disclosing the following:

  (1) the names of the selling securityholders and of the participating broker-dealer(s);
  (2)     the number of shares involved;
  (3)     the price at which such shares were sold;
  (4) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;
  (5) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and
  (6)     other facts material to the transaction.

  The selling securityholders may be entitled under agreements entered into with us to indemnification from us against liabilities under the Securities Act.

  In order to comply with certain state securities laws, if applicable, these shares of common stock will not be sold in a particular state unless they have been registered or qualified for sale in that state or any exemption from registration or qualification is available and complied with.

                             Legal Proceedings

  To the knowledge of our officers and directors, neither BioPulse International nor any of its officers or directors is a party to any material legal proceeding or litigation and such persons know of no material legal proceeding or litigation contemplated or threatened. There are no judgments against the us or our officers or directors. None of the officers or directors has been convicted of a felony or misdemeanor relating to securities or performance in corporate office.

                   Interest of Named Experts and Counsel

  None of the experts named herein was or is a promoter, underwriter, voting trustee, director, officer or employee of BioPulse International. Further, none of the experts was hired on a contingent basis and none of the experts named herein will receive a direct or indirect interest in BioPulse International.

  Legal Matters

  Certain legal matters will be passed upon for us by Poulton & Yordan, of Salt Lake City, Utah. On October 12, 2000, Poulton & Yordan was granted an option to purchase up to 20,000 shares of restricted common stock, with an exercise price of $2.94 per share. This option expires on December 31, 2009.

  Accounting Matters

  The financial statements included in this prospectus and elsewhere in the registration statement have been audited by Crouch, Bierwolf & Associates, Certified Public Accountants, located in Salt Lake City, Utah, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                           Additional Information

  We file annual, quarterly, and special reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). You may read and copy any materials filed by us with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We file our reports electronically with the SEC and the SEC maintains an internet site that will contain reports and other information regarding us which may be viewed at http://www.sec.gov.

  We have filed a registration statement on Form SB-2 with the SEC covering the shares of common stock being offered by means of this prospectus.

           Disclosure of Commission's Position on Indemnification
                       for Securities Act Liabilities

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons for the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

  In the event that any claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

              Part II   Information Not Required in Prospectus

                 Indemnification of Directors and Officers

  There are no provisions in the Nevada corporation law or the Articles of Incorporation of the Registrant requiring the corporation to indemnify any of the Registrant officers and directors. The articles of incorporation of the registrant provide for indemnification as follows:

  1) No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for any action taken or an failure to take any action as a director, except as provided in this Article.

  2) The limitation of liability contemplated in this Article shall not extend to (a) the amount of a financial benefit received by a director to which he is not entitled, (b) an intentional infliction of harm on the corporation or the shareholders, (c) an intentional violation of criminal law, or (d) unlawful distributions.

  3) Any repeal or modification of this Article by the stockholders of the corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our officers and directors pursuant to the provisions of our Certificate of Incorporation, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

                Other Expenses of Issuance and Distribution

  The following table sets forth our estimates (other than the SEC registration fee) of the expenses in connection with the issuance and distribution of the shares of common stock being registered:

               SEC registration fee. . . . . . . . . . .$ 15,527
               Legal fees and expenses . . . . . . . . .$ 50,000
               Accounting fees and expenses. . . . . . .$ 20,000
               Miscellaneous expenses. . . . . . . . . .$  4,473
                                                        ---------
                    Total: . . . . . . . . . . . . . . .$ 90,000

  All of these expenses except for the SEC registration fee are estimated. None of these expenses are being paid by the selling stockholders.

                  Recent Sales of Unregistered Securities

     On April 6, 1999, 2,000,000 common shares were issued to sophisticated investors in a private placement pursuant to an exemption from registration provided by section 3(b) of the 1933 Securities and Exchange Act and provisions of Regulation D, Rule 504 promulgated under the 1933 Act ("Regulation D"). We received approximately $970,000 in cash.

     In October of 1999, 600,000 restricted common shares were issued to Celtic Ltd., pursuant to an exemption from registration under section 4(2) of the Securities Act of 1933, pursuant to a subscription agreement we received $60,000. These shares were not offered for sale in any public offering or as part of a public distribution.

     In February of 2000, 600,000 restricted common shares were issued to Paramo Investment pursuant to an exemption from registration under section 4(2) of the Securities Act of 1933 for services rendered. We received no cash. These shares were not given in connection with a public offering or as part of a public distribution.

     In June of 2000, 5,000 restricted common shares were issued to David
J. Weaver, a sophisticated investor, pursuant to an exemption from registration under section 4(2) of the Securities Act of 1933. We received $15,000. These shares were not offered for sale in any public offering or as part of a public distribution.

     On August 3, 2000, we granted an option to purchase up to 1,500,000 restricted common shares to Aidan, Incorporated. This option was issued pursuant to an exemption for registration under Section 4(2) of the Securities Act of 1933. The exercise price of the options is $2.75. The options shall expire on August 3, 2010. Pursuant to the terms of the Sublicensing Agreement between the parties, the option vests pursuant to the accomplishment by Aidan of certain activities. As of the date of this prospectus, Aidan's option had vested up to 900,000 shares. These warrants were not offered for sale in any public offering or as part of a public distribution.

     On August 18, 2000, 60,000 restricted common shares were issued to Rob Reeder in exchange for medical equipment for the Tijuana clinic valued at approximately $60,000. The restricted shares were not publicly offered, or offered as part of a public distribution. The shares were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933.

     On August 18, 2000, 6,000 restricted common shares were issued to Robert Perez, sophisticated investor, pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933. These shares were not offered for sale to the public or as part of a public distribution. We received $18,000.

     On August 18, 2000, 7,500 restricted common shares were issued to Perez Makasian Williams, a sophisticated investor, pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933. We received $22,500. These shares were not offered for sale to the public or as part of a public distribution.

     On August 18, 2000, 2,500 restricted common shares were issued to Robert Williams, a sophisticated investor, pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933. We received $7,500. These shares were not offered for sale to the public or as part of a public distribution.

     On September 7, 2000, 9,000 restricted common shares were issued to Jack Schear, to an accredited investor pursuant to an exemption from registration under Section 4(6) of the Securities Act of 1933. We received $27,000. These shares were not offered for sale to the public or as part of a public distribution.

     On September 22, 2000, 25,000 shares of series A preferred stock held by Brad Fey were converted to 50,000 shares of restricted common stock pursuant to an exemption from registration under Section 4(2) of the
Securities Act of 1933.   We received no money.  This conversion offer was
not made to the public or as part of a public distribution.

     On November 20, 2000, 1,193,500 restricted common shares were issued to John Liviakis, 60,000 restricted common shares were issued to Liviakis Financial Communications, Inc., Mr. Liviakis' company, 148,250 restricted common shares were issued to Anthony Altavilla, and 148,250 restricted common shares were issued to Jens Dalsgaard, each employees of Livakis Financial, for consulting services on financial and public relations and business and personnel related matters pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933. We received no cash. These shares were not offered for sale to the public or as part of a public distribution.

     On November 20, 2000, 353,636 restricted common shares and warrants to purchase up to an additional 189,318 restricted common shares were issued to Kauser Partners, L.P., pursuant to an exemption from registration under
section 4(2) of the Securities Act of 1933.  We received   $1,000,000.
The strike price on the warrants is currently $6.375. The strike price can be adjusted downward depending upon the date when this registration statement becomes effective. These shares were not offered for sale to the public or as part of a public distribution.

     On November 29, 2000, 10,000 restricted common shares were issued to Peter Kristensen, a sophisticated investor, for consulting services pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933. We received no cash. These shares were not offered for sale to the public or as part of a public distribution.

     On December 18, 2000, 40,000 restricted common shares were issued to Edesio Biffoni, a sophisticated investor, for consulting services pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933. We received no cash. These shares were not offered for sale to the public or as part of a public distribution.

     On December 18, 2000, 30,000 restricted common shares were issued to Tiger-Lewis, Inc., a sophisticated investor, for consulting services pursuant pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933. We received no cash. These shares were not offered for sale to the public or as part of a public distribution.

     On January 24, 2001, 3,000 restricted series B convertible preferred shares and a warrant to purchase up to 100,000 shares of our common stock were issued to Hunts Drive, LLC., an accredited investor in a private placement pursuant to an exemption from registration provided by section 4(2) of the 1933 Securities and Exchange Act and provisions of Regulation D, Rule 506 promulgated under the 1933 Act ("Regulation D"). The warrants have an exercise price of $8.53 per share. After deducting offering costs, we received approximately $2,660,000 in cash.

     On January 24, 2001, a warrant to purchase up to 110,300 common shares was issued to Hunts Drive, LLC., an accredited investor, pursuant to a private equity credit agreement entered into between the parties, whereby the Company may sell up to and additional $10,000,000 worth of its common stock to Hunts Drive, in a private placement pursuant to an exemption from registration provided by section 4(2) of the 1933 Securities and Exchange Act and provisions of Regulation D, Rule 506 promulgated under the 1933 Act ("Regulation D"). The warrants have an exercise price of $8.40 per share.

     On January 24, 2001, we granted warrants to Roth Capital Partners, Inc., Anthony Soich, and Carbon Mesa Partners, to purchase up to 40,500; 4,500; and 5,000 common shares respectively. Each of these investors is either accredited or sophisticated. These warrants were granted for services in connection with the sale of series B convertible preferred shares to Hunts Drive, LLC. The warrants have an exercise price of $8.53 per share. These warrants were issued pursuant to an exemption from registration under Section 4(2) and/or 4(6) of the Securities Act of 1933. We received no cash. These warrants were not offered for sale to the public or as part of a public distribution.

     On January 24, 2001, we granted warrants to Roth Capital Partners, Inc., Anthony Soich, and Carbon Mesa Partners, to purchase up to 60,000; 6,600; and 7,400 common shares respectively. Each of these investors is either accredited or sophisticated. These warrants were granted for services in connection with the private equity credit agreement entered into by us with Hunts Drive, LLC. These warrants were issued pursuant to an exemption from registration under Section 4(2) and/or 4(6) of the Securities Act of 1933. We received no cash. These warrants were not offered for sale to the public or as part of a public distribution.

                                 Exhibits

Exhibit
Number    Description of Document                                  Location
-------   -----------------------------------------------------   ---------
3.01      Amended and Restated Articles of Incorporation               (1)

3.02      Bylaws                                                       (1)

4.01      Certificate of Designation of Series B Convertible      Attached
          Preferred Stock of BioPulse International, Inc.



                                     63

5.01      Opinion Regarding Legality                              Attached

10.01     Contract with Dr. Jesus Omar Sanchez Tiznado                 (1)

10.02     BioPulse International, Inc. 2000 Stock Option Plan          (2)

10.03     Sublicensing Agreement with Aidan, Incorporated         As Filed

10.04     Exclusive License and Bailment Agreement with           As Filed
          Brigham Young University

10.05     Consulting Agreement with Liviakis Financial            Attached
          Communications, Inc.

10.06     Private Equity Credit Agreement by and between          Attached
          BioPulse International, Inc., and Hunts Drive, LLC.

10.07     Statement of Work between CRP and BioPulse              Attached
          International, Inc.

10.08     Private Placement Engagement Agreement                  Attached

15.01     Letter on Unaudited Interim Financial Information       As Filed

16.01     Letter on Change in Certifying Accountant                     (1)

23.01     Consent of Independent Auditor                          Attached

23.02     Consent of Legal Counsel                                Attached
          (Included in Exhibit 5.01)

(1)  Incorporated by reference to the Registrant's Form 10-SB dated January
18, 2000, SEC File Number 000-28973.
(2)  Incorporated by reference the Registrant's Form 10-QSB dated December
18, 2000, SEC File Number 000-28973.

                                Undertakings

(a) The undersigned registrant hereby undertakes:

  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:



                                     64



  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of
1934 that are incorporated by reference in the registration statement.

  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) insofar as indemnification for liabilities arising under the Securities
Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in "Indemnification of Directors and Officers" above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:


  (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in

                                     65



a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
(4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective by the Securities and Exchange Commission.

  (2) For the purposes of determining any liability under the Securities
Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                       Index to Financial Statements


The following documents are filed as part of this report:

Report of Independent Accountants.

Financial Statements and Schedules:

  Consolidated Balance Sheet as of October 31, 2000 and July 31, 2000

  Consolidated Statement of Operations for October 31, 2000 and July 31,
  2000

  Consolidated Statement of Stockholder's Equity

  Statements of Cash Flows for the period ended October 31, 2000 and the year ended July 31, 2000

  Notes to the Financial Statements

  All schedules omitted are not applicable, not required or the required information is included in the financial statements thereto.



                                     66




                                 Signatures

  Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in Salt Lake City, State of Utah on the 8th day of February, 2001.

                                 BIOPULSE INTERNATIONAL, INC.



                                 By: /s/  Jonathan Neville
                                     ---------------------
                                     Jonathan Neville, Chief Executive
                                     Officer and Director





  Pursuant to the requirements of the Securities Act of 1933, as amended, the registration statement has been signed by the following persons in the capacities and on the dates indicated:




/s/ Jonathan Neville     Chief Executive Officer          February 8, 2001
    ------------------   and Director
    Jonathan Neville     (Principal Executive Officer)



/s/ Michael Jones        Chief Financial Officer     February 8, 2001
    ------------------   and Treasurer
    Michael Jones        (Principal Accounting Officer)



                                     67


                                 Exhibits

Exhibit
Number    Description of Document                                  Location
-------   -----------------------------------------------------   ---------
3.01      Amended and Restated Articles of Incorporation               (1)

3.02      Bylaws                                                       (1)

4.01      Certificate of Designation of Series B Convertible      Attached
          Preferred Stock of BioPulse International, Inc.

5.01      Opinion Regarding Legality                              Attached

10.01     Contract with Dr. Jesus Omar Sanchez Tiznado                 (1)

10.02     BioPulse International, Inc. 2000 Stock Option Plan          (2)

10.03     Sublicensing Agreement with Aidan, Incorporated         As Filed

10.04     Exclusive License and Bailment Agreement with           As Filed
          Brigham Young University

10.05     Consulting Agreement with Liviakis Financial            Attached
          Communications, Inc.

10.06     Private Equity Credit Agreement by and between          Attached
          BioPulse International, Inc., and Hunts Drive, LLC.

10.07     Statement of Work between CRP and BioPulse              Attached
          International, Inc.

10.08     Private Placement Engagement Agreement                  Attached

15.01     Letter on Unaudited Interim Financial Information       As Filed

16.01     Letter on Change in Certifying Accountant                     (1)

23.01     Consent of Independent Auditor                          Attached

23.02     Consent of Legal Counsel                                Attached
          (Included in Exhibit 5.01)

(1)  Incorporated by reference to the Registrant's Form 10-SB dated January
18, 2000, SEC File Number 000-28973.
(2)  Incorporated by reference the Registrant's Form 10-QSB dated December
18, 2000, SEC File Number 000-28973.



                                     68














                        Biopulse International, Inc.

                     Consolidated Financial Statements

                   October 31, 2000 and 1999 (Unaudited)
                                    and
                           July 31, 2000 and 1999





                              C O N T E N T S





Independent Auditors' Report . . . . . . . . . . . . . . . . . . . . . .F-2

Consolidated Balance Sheet . . . . . . . . . . . . . . . . . . . . . . .F-3

Consolidated Statement of Operations . . . . . . . . . . . . . . . . . .F-5

Consolidated Statement of Stockholders' Equity . . . . . . . . . . . . .F-6

Consolidated Statement of Cash Flows . . . . . . . . . . . . . . . . . .F-7

Notes to the Consolidated Financial Statements . . . . . . . . . . . . .F-8







/Letterhead/

                        INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Stockholders of Biopulse International, Inc.

We have audited the accompanying consolidated balance sheets of Biopulse
International, Inc. as of July 31, 2000 and 1999 and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended July 31, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Biopulse International, Inc. as of July 31, 2000 and 1999 and the results of its operations and cash flows for the years ended July 31, 2000 and 1999 in conformity with generally accepted accounting principles.


/S/ Crouch, Bierwolf & Associates

Crouch, Bierwolf & Associates
Salt Lake City, Utah
December 18, 2000




                        Biopulse International, Inc.
                        Consolidated Balance Sheets

                                        Assets

                                   October 31,              October 31,    July 31,  July 31,
                                       2000        1999         2000        1999
                                    ----------- -----------  ----------- -----------
                                    (Unaudited) (Unaudited)
Current assets
  Cash                               $ 104,189   $   8,994    $  42,055   $   3,988
  Accounts receivable(net of
    allowance for doubtful accounts)   112,940         209       17,030       1,609
   Inventory                            83,502      10,425       77,094         -
   Note receivable - employee            9,800         -          9,800         -
   Note receivable-related party
    (Note 8)                            19,032      74,620       19,032         -
   Prepaid rent - current
    (Note 11)                          135,080         -        133,925         -
                                    ----------- -----------  ----------- -----------
Total Current Assets                   464,543      94,248      298,936       5,597
                                    ----------- -----------  ----------- -----------
Property & Equipment, Net (Note 2)     848,238     208,058      659,729     125,127
Intangible Assets, Net (Note 3)        689,706         -            -           -

Other assets
   Deposits                              8,731       9,117        8,731       8,731
   Prepaid rent - net of current
    portion                            151,594         -        182,749         -
                                    ----------- -----------  ----------- -----------
Total Other Assets                     160,325       9,117      191,480       8,731
                                    ----------- -----------  ----------- -----------
     Total Assets                   $2,162,812  $  311,423   $1,150,145  $  139,455
                                    =========== ===========  =========== ===========

                                (Continued)
                                    F-3

                        Biopulse International, Inc.
                        Consolidated Balance Sheets
                                (continued)

                         Liabilities and Stockholders' Equity

                                   October 31,              October 31,    July 31,  July 31,
                                       2000        1999         2000        1999
                                    ----------- -----------  ----------- -----------
                                    (Unaudited) (Unaudited)
Current Liabilities
   Accounts payable                  $  92,739   $  58,305    $ 104,787   $ 100,729
   Accrued expenses                     20,081       8,084       30,146      37,160
   Unearned revenue                     30,466         -         77,784         -
   Notes payable-related party             -           -            -       190,628
   Notes payable (Note 7)              911,600         -         86,000         -
                                    ----------- -----------  ----------- -----------
Total Current Liabilities            1,054,886      66,389      298,717     328,517
                                    ----------- -----------  ----------- -----------
   Total Liabilities                 1,054,886      66,389      298,717     328,517
                                    ----------- -----------  ----------- -----------
Stockholders' Equity
   Preferred Stock , Class A,
     authorized 2,000,000 shares
     of $.001 par value, 0, 50,374,
     25,000 and 50,374 shares issued
     and outstanding, respectively         -               50        25          50
   Common Stock, authorized
      100,000,000 shares of $.001
      par value, 7,464,610, 6,073,862,
      7,329,610, and 6,073,862 issued
      and outstanding, respectively      7,464       6,074        7,329       6,074
   Additional Paid in Capital        1,226,934   1,018,249    1,092,044   1,018,249
   Less: Subscriptions receivable     (119,586)   (301,000)    (159,566)   (970,000)
   Accumulated Deficit                  (6,886)   (478,339)     (88,404)   (243,435)
                                    ----------- -----------  ----------- -----------
Total Stockholders' Equity           1,107,926     245,034      851,428    (189,062)
                                    ----------- -----------  ----------- -----------
Total Liabilities
  and Stockholders' Equity          $2,162,812  $  311,423   $1,150,145  $  139,455
                                    =========== ===========  =========== ===========




      See accountant's report and notes to these financial statements
                                    F-4

                        Biopulse International, Inc.
                    Consolidated Statement of Operations

                                      For the     For the
                                       Three       Three       For the     For the
                                      Months       Months        Year        Year
                                       Ended       Ended        Ended       Ended
                                   October 31, October 31,     July 31,    July 31,
                                        2000        1999         2000        1999
                                    ----------- -----------  ----------- -----------
Revenues                            $1,159,680  $  228,208   $3,107,636  $  289,623

Direct Costs of Operations             398,359     135,066    1,163,598     179,870
                                    ----------- -----------  ----------- -----------
Gross Profit                           761,321      43,142    1,944,038     109,753
                                    ----------- -----------  ----------- -----------
Operating Expenses:

   General and administrative          679,803     278,046    1,789,007     353,188
                                    ----------- -----------  ----------- -----------
          Total Expenses               679,803     278,046    1,789,007     353,188
                                    ----------- -----------  ----------- -----------
Net Income (Loss) from Operations       81,518    (234,904)     155,031    (243,435)
                                    ----------- -----------  ----------- -----------

Net Income (Loss) Before Taxes          81,518    (234,904)     155,031    (243,435)
                                    ----------- -----------  ----------- -----------
Provision for Income taxes                 -           -            -           -
                                    ----------- -----------  ----------- -----------
Net  Income (Loss)                  $   81,518  $ (234,904)  $  155,031  $ (243,435)
                                    =========== ===========  =========== ===========
Net  Income (Loss) Per Share        $     0.01  $    (0.02)  $     0.02  $    (0.05)
                                    =========== ===========  =========== ===========
Weighted average shares outstanding  7,368,110   6,073,862    7,329,610   4,709,752
                                    =========== ===========  =========== ===========
Fully diluted earnings per share    $     0.01  $    (0.04)  $     0.02  $    (0.05)
                                    =========== ===========  =========== ===========
Fully diluted weighted average
 shares outstanding                  8,784,950   6,073,862    7,329,610   4,709,752
                                    =========== ===========  =========== ===========




      See accountant's report and notes to these financial statements
                                    F-5

                        Biopulse International, Inc.
               Consolidated Statement of Stockholders' Equity

                                                       Subscri-
                                                         ptions Additional
                            Preferred Stock                  Common Stock    Recei-   paid-in  Retained
                  Shares  Amount     Shares    Amount     vable    capital Earnings
                 --------------------------------------------------------------------
Balances at
Inception              -  $    -          -    $    -    $    -     $    -   $    -

Net loss for the
  year ended
  July 31, 1998        -       -          -         -         -          -        -
                  -------------------------------------------------------------------
Balance,
  July 31, 1998        -       -          -         -         -          -        -

Stock for cash
 to organizers         -       -  4,000,000     4,000         -          -        -

Recapitalization
  for accounting
  Purposes of
  Biopulse, Inc.       -       -     73,862        74         -        (74)       -

Stock issued for
  subscriptions
  receivable at
  $.49 per share       -       -  2,000,000     2,000  (970,000)   968,000        -

Stock issued for
  cash at $1.00
  per share       25,000      25          -         -         -     24,975        -

Stock issued for
  services at
  $1.00 per share 25,374      25          -         -         -     25,348        -

Net loss for the
  year ended
  July 31, 1999          -     -          -         -         -          - (243,435)
                  -------------------------------------------------------------------
Balance, July
  31, 1999        50,374      50  6,073,862     6,074  (970,000) 1,018,249 (243,435)

Conversion of
  preferred stock
  to common stock(25,374)    (25)    50,748        50         -          -        -

Stock issued for
  services             -       -    600,000       600         -       (600)       -

Stock issued for
  subscription
  receivable at
  $.10 per share       -       -    600,000       600   (60,000)    59,400        -

                                     (Continued)

Stock issued for
  $3 per share         -       -      5,000         5         -     14,995        -

Collection of
  subscription
  receivable           -       -          -         -   870,434          -        -

Net Income for
  the year ended
  July 31, 2000        -       -          -         -         -          -  155,031
                  -------------------------------------------------------------------
Balance,
  July 31, 2000   25,000      25  7,329,610     7,329  (159,566) 1,092,044  (88,404)

Conversion of
  preferred stock
  to common stock(25,000)    (25)    50,000        50      -           (25)     -

Stock issued for
  $3 per share       -       -       25,000        25      -        74,975      -

Stock issued for
 equipment           -       -       60,000        60      -        59,940      -

Collection of
  subscription
  receivable         -       -          -         -      39,980        -        -

Net Income for
  the three months
  ended October
  31, 2000           -       -          -        -          -          -     81,518
                  -------------------------------------------------------------------
Balance, October
  31, 2000          -   $    -    7,464,610  $  7,464 $(119,586)$1,226,934  $(6,886)
                  ===================================================================



      See accountant's report and notes to these financial statements
                                    F-6

                        Biopulse International, Inc.
                    Consolidated Statement of Cash Flows

                                       For          For
                                    the Three   the Three     For the     For the
                                      Months      Months        Year        Year
                                       Ended       Ended       Ended       Ended
                                   October 31, October 31,    July 31,    July 31,
                                        2000        1999        2000        1999
                                    ----------- -----------  ----------- -----------
Cash Flows from Operating Activities:
     Net Income (Loss)              $   81,518  $ (234,904)  $  155,031  $ (243,435)
     Adjustments to reconcile
       net income to cash
       provided by operations:
      Stock for services                  -            -           -         29,374
      Depreciation & Amortization       42,144       7,352       60,508      11,385
      (Increase) decrease in
       receivables                     (95,910)      1,400      (15,421)      1,609
      (Increase) decrease in
       inventory                        (6,408)    (10,425)     (77,094)        -
      (Increase) decrease in
       prepaid expenses                 30,000         -       (316,674)        -
      Increase (decrease) in payables  (12,048)    (42,424)       4,058     100,729
      Increase (decrease) in accrued
       expenses                        (10,065)    (29,076)      (7,014)     32,160
      Increase (decrease) in unearned
       fees                            (47,318)        -           -            -
      Increase (decrease) in notes
       receivable                         -            -         (9,800)        -
                                    ----------- -----------  ----------- -----------
Net Cash (Used) Provided by
 Operating Activities                  (18,087)   (308,077)    (206,406)    (66,396)
                                    ----------- -----------  ----------- -----------
Cash Flows from Investment Activities:
    Purchase of Equipment             (160,379)    (90,283)    (555,365)   (136,513)
    Acquisition of intangible assets  (700,000)        -           -            -
    Cash loan to related party            -        (74,620)      19,032         -
    Cash paid for deposits                -           (386)        -         (8,731)
                                    ----------- -----------  ----------- -----------
Net Cash (Used) Provided by
   Investing Activities               (860,379)   (165,289)    (536,333)   (145,244)
                                    ----------- -----------  ----------- -----------
Cash Flows from Financing Activities:
     Issued common stock for cash
       and subscriptions receivable     75,000     669,000      885,434      25,000
     (Increase) decrease in
       subscription receivable          40,000         -           -            -
     Cash received from debt
       financing                       825,600         -         86,000     190,628
    Principal payments on short
       term debt                          -       (190,628)    (190,628)        -
                                    ----------- -----------  ----------- -----------
Net Cash (Used) Provided by
   Financing Activities                940,600     478,372      780,806     215,628
                                    ----------- -----------  ----------- -----------
Net increase (decrease) in cash         62,134       5,006       38,067       3,988
                                    ----------- -----------  ----------- -----------
Cash, beginning of period               42,055       3,988        3,988         -
                                    ----------- -----------  ----------- -----------
Cash, end of period                 $  104,189  $    8,994   $   42,055  $    3,988
                                    =========== ===========  =========== ===========

       See accountant's report and notes to the financial statements

                        Biopulse International, Inc.
                     Notes to the Financial Statements
                        October 31 and July 31, 2000

NOTE 1 - Summary of Significant Accounting Policies

     a.  Organization
          Biopulse International, Inc. (BioPulse) was incorporated in the State of Nevada on July 13,1984 originally under the name of Universal Financial Capital Corp (UFC). UFC changed its name in September 1985 to International Sensor Technologies, Inc.(IST). IST incurred heavy losses and no revenue from operations and thereafter experienced five years of inactivity. On January 12, 1999, IST changed its name to BioPulse International, Inc. when it acquired BioPulse, Inc. BioPulse is in the business of managing integrated medical clinics, and medical research programs.

          BioPulse issued 4,000,000 common shares in exchange for 100 percent of the outstanding stock of Biopulse Inc., a Utah corporation organized June 4, 1998. The share exchange with Biopulse, Inc. was accounted for as a reverse acquisition (recapitalization), therefore all historical financial information is that of the accounting survivor Biopulse, Inc.

          BioPulse also paid $100,000 to an officer/director of the Company for accounting, legal and organization expenses to recapitalize the Company. This was recorded as general and administrative expense during the year ended July 31, 1999.

     b.  Recognition of Revenue

          The Company recognizes income and expense on the accrual basis of accounting. Patients are generally charged a flat fee for treatment for a specified period of time and the fee is recorded as unearned revenue. Revenue from services to patients is recognized as services are performed. Patients who do not complete the entire treatment schedule are refunded fees prorated on a daily basis.

          Patient recruitment fees, consulting fees and provision of equipment for other non-affiliated clinics are recognized as revenue when services have been rendered, equipment installed and no right of return of fees exists.

     c.  Earnings (Loss) Per Share

          The computation of earnings per share of common stock is based on
     the weighted average number   of shares outstanding at the date of the
     financial statements.

     d.  Cash and Cash Equivalents

          BioPulse considers all highly liquid investments with maturities of three months or less to be cash equivalents.

                        Biopulse International, Inc.
                     Notes to the Financial Statements
                        October 31 and July 31, 2000

NOTE 1 - Summary of Significant Accounting Policies (continued)

     e.  Provision for Income Taxes

          No provision for income taxes has been recorded due to net operating loss carryforwards totaling approximately 2,370,000 that will be offset against future taxable income pursuant to limitations of the Internal Revenue Code. These NOL carryforwards begin to expire in the year 2000. No tax benefit has been reported in the financial statements because BioPulse believes there is a 50% or greater chance the carryforward will expire unused, and are limited pursuant to the Internal Revenue Code. The loss from the year ended July 31, 1999 can be used to offset income for the period ended July 31, 2000. Accordingly, no tax provision has been recorded.

          Deferred tax assets and the valuation account is as follows at October 31, 2000 and July 31, 2000:

                                                October 31,       July 31,
     Deferred tax asset:                            2000            2000
                                                ------------   ------------
       NOL carrryforward                        $   700,000    $   700,000
       Valuation allowance                         (700,000)      (700,000)
                                                ------------   ------------
     Total                                      $       -      $       -
                                                ============   ============

     f.   Principles of Consolidation

          These financial statements include the books of Biopulse International, Inc and its wholly owned subsidiary Biopulse, Inc. All intercompany transactions and balances have been eliminated in the consolidation.

     h.  Use of Estimates in the Preparation of Financial Statements

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and expenses during the reporting period. In these financial statements, assets, liabilities and expenses involve extensive reliance on management's estimates. Actual results could differ from those estimates.

     i.  Accounts Receivable Allowance

          BioPulse periodically reviews accounts receivable and the allowance for doubtful accounts. At July 31, 2000 the allowance was $8,435 and at October 31, 2000 the allowance was $36,500.

     j.  Inventory

          Inventory is recorded at the lower of cost or market on the first-in, first-out basis, and consists primarily of medicine, medical supplies and nutritional supplements.

                        Biopulse International, Inc.
                     Notes to the Financial Statements
                        October 31 and July 31, 2000

NOTE 1 - Summary of Significant Accounting Policies (continued)


          Direct operating costs consist of direct costs incurred in the providing of care to patients. These costs include the cost of medicine, medical supplies, nutritional supplements, laboratory fees, patient hotel rooms, patient meals and other direct costs. The salaries of in-house doctors and nurses are included in general and administrative costs.

     k.  International Exchange

          All fees are charged in U. S. dollars and most expenses are paid in U. S. dollars. Expenses that are paid in a foreign currency are converted into U. S. dollars at the exchange rate in effect on the date of the transaction.

     l.  Research and Development Costs

          As an integral part of its patient treatment operations, BioPulse conducts research designed to evaluate the effectiveness of patient treatment. All costs associated with the patient's care are expensed in the period that they are incurred. There have been no material research and development costs incurred by the company that are not associated with patient care. No research and development costs have been capitalized.

NOTE 2 - Property and Equipment

          BioPulse capitalizes purchases of equipment with a useful life of more than one year. BioPulse also capitalizes improvements and costs that increases the value of or extend the life of an asset.

          Capitalized assets are depreciated over the estimated useful lives of the assets (five to seven years for furniture and fixtures and leasehold improvements, three to five years for autos, medical and computer equipment) on the straight line basis.

          Property and Equipment consists of the following:

                              October 31,  October 31,   July 31,     July 31,
                                  2000         1999        2000         1999
                               -----------  ----------- -----------  -----------
    Furniture & Equipment      $  171,301   $   28,562  $  144,228   $   20,935
    Medical Equipment             683,104      182,626     543,087      110,606
    Leasehold improvements         93,576       15,607      44,306        4,971
    Auto                            4,000        4,000         -            -
    Accumulated Depreciation     (103,743)     (18,737)    (71,892)     (11,385)
                               -----------  ----------- -----------  -----------
    Total Property & Equipment $  848,238   $  208,058  $  659,729   $  125,127
                               ===========  =========== ===========  ===========

          Depreciation expense was $60,508 and $11,385 for the years ended July 31, 2000and 1999, respectively and $31,850 and $7,352 for the three months ended October 31, 2000 and 1999, respectively.

                        Biopulse International, Inc.
                     Notes to the Financial Statements
                        October 31 and July 31, 2000

NOTE 3 - Intangible Assets

          BioPulse capitalized as intangible assets the purchase cost of the rights to certain technologies acquired from Aidan Inc. in August 2000. These assets amortized over their estimated useful life or the life of related patents whichever is shorter. The patents have a remaining life of 17 years and BioPulse does not expect the technology to become obsolete during the 17 year useful life of the patents. The technology and licenses acquired cover the world except for experimental use in the United States.

          Intangible assets consist of the following at October 31,2000:

     Intangible Assets                      $  700,000
     Accumulated Amortization                 ( 10,294)
                                            -----------
     Total Intangible Assets                $  689,706
                                            ===========

          Amortization expense was $10,294 for the three months ended October 31, 2000.

NOTE 4 - Equity/Reverse stock split

          In November 1998, the board of directors authorized a 1 for 400 reverse stock split. These statements have been retroactively restated to reflect this reverse split.

          During the year ended July 31, 1999, BioPulse issued the following:

     - 4,000,000 shares of common stock for 100 percent of the outstanding stock of Biopulse, Inc. valued at $4,000.

     - 2,000,000 shares of common stock for subscriptions receivable of $970,000.

     -   25,000 shares of preferred stock, class "A" for cash of $25,000.

     - 25,374 shares of preferred stock, class "A" for services valued at $25,374. Cost of these services was recorded as general and administrative costs.

          During the year ended July 31, 2000 BioPulse had issued the following:

     - 600,000 shares to the underwriter for services rendered in the offering.

     - 600,000 shares at $.10 per share pursuant to a subscription agreement.

     -   5,000 shares for $3 per share.

     During the three months ended October 31, 2000 BioPulse issued the following:

     -   25,000 shares for $3 per share.

     -   60,000 shares for equipment at $1 per share.

                        Biopulse International, Inc.
                     Notes to the Financial Statements
                        October 31 and July 31, 2000

NOTE 4 - Equity (continued)

          Subsequent to the balance sheet date of October 31, 2000 BioPulse issued the following:

     - 353,636 shares of common stock at $2.82 per share with warrants to purchase 189,000 shares of common stock at the lesser of $6.375 per share and the average closing price for the five trading days immediately prior to the effective date of this registration statement, if this registration statement is declared effective on or before February 19, 2001. If we do not have an effective registration statement in place prior to February 20, 2001, the exercise price shall be adjusted to fifty percent of the lesser of $6.375 and the average closing price for the five trading days immediately preceding the effective date of this registration statement. If all of these warrants were exercised, we would receive $1,206,902.

     - 1,550,000 shares of common stock pursuant to consulting with Livinkis Financial Communications (LFC) for investor relations services for one year. The shares were non cancellate and non-assessable upon signing on November 2, 2000. The closing stock price on that day was $ 4.50 per share. An expense of $ 6,975,000 will be recognized during the quarter ended January 31, 2001. In addition, the contract provides for cash commissions to LFC of 2.5% of the value of debt or equity financing and 2% of the value of the merger or acquisition for which LFC has acted as a finder.

     - 80,000 shares were issued to three individuals for services valued at $679,370. The cost of these services will be recorded as general and administrative costs during the quarter ended January 31, 2001.

          3,000 shares of Series B Convertible Preferred at $1,000 per share. 7% cumulative, convertible at 80% of average of the three lowest closing bid prices during the 20 trading days immediately prior to the conversion date.

     Options and Warrants:

     - At August 3, 2000 issued 1,500,000 options to purchase common stock at $2.75 (market price) to Aiden, Inc. in partial consideration for technology rights. The shares are exercisable as follows:

          -   700,000 immediately,
          - 200,000 upon submission of patent application for production of tissue vaccine,
          -   200,000 upon submission of patent application for MPGC,
          -   200,000 upon submission of patent application for Cytokines,
          -   200,000 upon submission of patent application for Tissue
          Vaccine.

          We have outstanding warrants to purchase up to 184,300 common shares with an exercise price of $8.40 per share. These warrants were granted on January 24, 2001 and expire on January 24, 2006. If all of these warrants were exercised, we would receive $1,548,120.

          We also have outstanding warrants to purchase up to 150,00 common shares with an exercise price of $8.53 per share. These warrants were granted on January 24, 2001 and expire on January 24,2006. If all of these warrants were exercised, we would receive $1,279,500.
                        Biopulse International, Inc.
                     Notes to the Financial Statements
                        October 31 and July 31, 2000

NOTE 5 - Commitments and Contingencies

          The Company is committed to an operating lease for office space in Sandy, Utah. The lease requires the Company to pay monthly rent of $8,731 and expires December 2003.

          The Company is committed to an operating lease for clinic and office space in Tijuana, Mexico. The lease requires the payment of $11,000 per month adjusted each March 1st by the U.S. consumer price index, and expires February 28, 2005. For purposes of computing future obligations a CPI increase of 3.5% is assumed. The lease states the rent obligation on the clinic and office space in U.S. dollars.

          Future minimum operating lease payments are as follows at October 31, 2000:
     2000          $   39,462
     2001             240,622
     2002             245,392
     2003             250,342
     2004             150,650
     2005              25,250
                   -----------
     Total         $  951,718
                   ===========

          BioPulse entered into a contract with Aiden Incorporated on August 3, 2000 to license patented and patentable technology. The license term is the life of the patents. The license covers world wide rights except rights for experimental use in the United States. The Company paid $750,000 for the license between August 2000 and January 2000 and as further consideration, granted 1,500,000 options described in Note 4.

          Aidan is required to apply for patents and pay the expenses of issuance of the patents.

          BioPulse has paid the $750,000 to Aidan but is still obligated under the options. BioPulse is required to file a registration statement to register the stock that will be issued upon exercise of the options.

          BioPulse entered into a contract with Brigham Young University effective December 1, 2000 to license patented technology. The license term is five years with an option to review for an additional 5 years. The license covers the world wide rights to this technology except for the following Aisian countries : China, Japan, Taiwan, Malaysia, Indonesia, Philippines, Singapore and Korea. The company paid $ 800,000 for the license in December 2000 and is required to pay for further development of the technology. It is estimated that this further development will require an expenditure of $ 200,000. The License requires payment of a 7% royalty due quarterly with the following minimum annual payments through 2005.
     2000                          $       0
     2001                                  0
     2002                                  0
     2003                            100,000
     2004                            200,000
     2005                            400,000
                                  -----------
     Total                        $  700,000
                                  ===========

                        Biopulse International, Inc.
                     Notes to the Financial Statements
                        October 31 and July 31, 2000


NOTE 5 - Commitments and Contingencies (continued)

     Under the BYU Contract, the following milestones are required to be met:

     - LICENSEE shall develop a serum ELISA diagnotic kit for the detection of Thymidine Kinase-1 isoenzyme by December 31, 2001.

     - LICENSEE shall complete clinical trials to validate the clinical usefulness of the in vitro diagnostic ELISA test by June 30, 2002.

     - LICENSEE shall submit applications for United States Food and Drug Administration approval for the in vitro serum diagnostic ELISA test by December 31, 2002, and shall vigorously pursue approval of the application.

     The BYU license can be terminated by BYU for non-performance of milestones or insolvency of BioPulse.

          On December 20, 2000 BioPulse entered into an engagement agreement with Roth Capital Partners (RCP) for a private equity placement on a best efforts basis for six months. Upon closing of the placement RCP will receive a cash payment of 9% of the aggregate purchase price of the equity placed plus warrants to purchase BioPulse common stock of 10% of the number and at the price of the shares placed.

          BioPulse has a contract with a Mexican MD whereby, in exchange for his activity as the medical licensee for the clinic in Tijuana, Mexico receives compensation of $1,500 per month. The contract also stipulates that BioPulse receives all revenues generated by the clinic and is responsible for all operating costs of the clinic, all of which are consolidated in the financial statements.

NOTE 6 -  Royalties

          Biopulse has an agreement to pay to Mike Mower $450 in royalties per patient who participates in a three week treatment program or $21
     per day for treatments of less than three weeks.   These royalties
     were $24,300 and $47,700 in the years ended July 31, 1999 and 2000 respectively and $7,600 and $16,650 in the quarters ended October 31, 1999 and 2000, respectively.

NOTE 7 - Note Payable

          The Company borrowed $86,000 to be paid back on or before September 5, 2000 along with $8,600 in interest. The balance of $51,000 was repaid in November 2000.

          The Company borrowed $225,000 on October 25, 2000 and is due January 23, 2000. Medical care is to be provided to the lender's daughter in leu of interest. Interest will be charged from the due date, at the annual rate of 18%, if not paid by the due date.

          The contract to acquire the intangible assets from Aidan, Inc. requires payments of $750,000. At October 31, 2000 $635,000 was due and $135,000 was paid in December 2000. The balance of $500,000 was paid in January 2001.

                        Biopulse International, Inc.
                     Notes to the Financial Statements
                        October 31 and July 31, 2000

NOTE 8 - Note Receivable - Related Party

          Notes receivable - related party are detailed as follows:

                                                 October 31,      July 31,
                                                     2000            2000
                                                 ------------  ------------
     Note receivable from a corporation, under
         common ownership, non-interest bearing,
          due within one year                         19,032        19,032
                                                 ------------  ------------
         Total Notes receivable - Related Party  $    19,032   $    19,032
                                                 ============  ============

NOTE 9 - Preferred Stock

          The Company has authorized five classes of Preferred Stock, each class has 2,000,000 shares authorized at $.001 par value. At October 31, 2000, the Company had no preferred stock outstanding.

NOTE 10 - Prepaid Rent

          The lease on the clinic in Tijuana, BC, Mexico required that the funds to build the clinic improvements be provided by the company and applied against the rent obligation until the cost of the clinic improvements was recovered.